                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           BOTETOURT BANKSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Virginia                                        54-1867438
(State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                         Identification No.)

          19747 Main Street
          Buchanan, Virginia                                  24066
(Address of Principal Executive Offices)                    (Zip Code)

       Registrant's telephone number, including area code (540) 254-1721

       Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class          Name of Each Exchange on Which
           to be so Registered          Each Class is to be Registered
           -------------------          ------------------------------
                 none                                 n/a

       Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Stock, par value $1.00 per share
                                (Title of Class)

TABLE OF CONTENTS

Item 1.    Business.......................................................1

Item 2.    Financial Information.........................................10

Item 3.    Properties....................................................29

Item 4.    Security Ownership of Certain Beneficial Owners
              and Management.............................................31

Item 5.    Directors and Executive Officers..............................33

Item 6.    Executive Compensation........................................35

Item 7.    Certain Relationships and Related Transactions................38

Item 8.    Legal Proceedings.............................................39

Item 9.    Market Price of and Dividends on the Registrant's
              Common Equity and Related Stockholder Matters..............40

Item 10.   Recent Sales of Unregistered Securities.......................42

Item 11.   Description of Registrant's Securities to be Registered.......43

Item 12.   Indemnification of Directors and Officers.....................46

Item 13.   Financial Statements and Supplementary Data...................47

Item 14.   Changes in and Disagreements With Accountants on
              Accounting and Financial Disclosure........................79

Item 15.   Financial Statements and Exhibits.............................80

Item 1. Business

General

     Botetourt Bankshares, Inc. (the "Company") was incorporated as a Virginia corporation on January 17, 1997 and is the holding company for Bank of Botetourt (the "Bank"). The Bank was acquired by the Company on September 30, 1997. The Company has no significant operations other than owning the stock of the Bank.

     Bank of Botetourt was founded in 1899 and currently serves Botetourt, Roanoke, and Rockbridge Counties and surrounding areas through seven banking offices located in the towns of Buchanan and Troutville, the localities of Daleville and Eagle Rock in Botetourt County, the city of Lexington, and two offices in Roanoke County. A substantial portion of the Company's market is located in the large Roanoke Valley Metropolitan Statistical Area. It varies widely with a medium-sized city, large rural base, mostly small businesses in many different manufacturing and service industries, and a relatively modest governmental employment.

     The Roanoke Metropolitan Statistical Area (MSA) is the commercial center for southwest Virginia, and is located approximately 165 miles west of Richmond, Virginia, 178 miles northwest of Charlotte, North Carolina, 178 miles southeast of Charleston, West Virginia and 222 miles southwest of Washington, D.C. Hollins University and Roanoke College, with student enrollments of approximately 1,100 and 1,700, respectively, are located in the Roanoke MSA. Virginia Tech, with a student body of approximately 25,000, and Radford University, with a student body of more than 8,500, are each a 45-minute drive away.

     The population in the Roanoke MSA was estimated at 231,400 at year-end 1999. The Roanoke MSA's recent growth has been slower than that in other key Virginia markets, according to the Virginia Employment Commission. The Roanoke MSA had an unemployment rate of 3.4% in December 2001, compared with 3.4% for Virginia and 5.8% nationally.

Over 6,500 businesses operated in the Roanoke MSA recently. The business community in the Roanoke MSA is diverse. The principal components of the economy are retail trade, services, transportation, manufacturing, finance, insurance, and real estate. The Roanoke MSA's position as a regional center creates a strong medical, legal, and business professional community. Carilion Health System, Lewis-Gale Hospital, and the Veterans Administration Hospital are among the area's largest employers, although most do not directly affect the Company's performance, since these employers are not close to the Bank's current branches. Other large employers include Norfolk Southern Corporation, First Union Corporation, The Kroger Co., General Electric Co., and American Electric Power. Major employers located directly in the Bank's branch market of Rockbridge County, Botetourt County and northeast Roanoke County include Burlington Industries, Botetourt County Schools, Dynax America Corporation, and Gala Industries.

     The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses. The Bank does not provide trust services.

Lending Activities

     The Bank's lending services include real estate, commercial, agricultural and consumer loans. The loan portfolio constituted 76.51% of the earning assets of the Bank at December 31, 2001 and has historically produced the highest interest rate spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit that exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of the Bank President, the Vice President of credit administration, all commercial loan officers, and three outside directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment and experience of its members.

     The Bank has in the past and intends to continue to make most types of real estate loans, including but not limited to, single and multi-family housing, farm loans, residential and commercial construction loans and loans for commercial real estate. At the end of 2001 the Bank had 29.29% of the loan portfolio in single and multi-family housing, 24.57% in non-farm, non-residential loans, 2.38% in farm related real estate loans and 15.96% in real estate construction loans.

     The Bank's loan portfolio includes commercial and agricultural production loans totaling 15.32% of the portfolio at year-end 2001. Consumer loans make up approximately 11.97% of the total loan portfolio. Consumer loans include loans for household expenditures, car loans and other loans to individuals. While this category has experienced a greater percentage of charge-offs than the other classifications, the Bank is committed to continue to make this type of loan to fill the needs of the Bank's customer base. The remaining loan portfolio consists of other loans and leases that make up less than 1.00% of the Bank's total portfolio.

     All loans in the Bank's portfolio are subject to risk from the state of the economy in the Bank's area and also that of the nation. The Bank has used and continues to use

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conservative loan-to-value ratios and thorough credit evaluation to lessen the risk on all types of loans. The use of conservative appraisals has also reduced exposure on real estate loans. Thorough credit checks and evaluation of past internal credit history has helped to reduce the amount of risk related to consumer loans. Government guarantees of loans are used when appropriate, but apply to a minimal percentage of the portfolio. Commercial loans are evaluated by collateral value and ability to service debt. Businesses seeking loans must have a good product line and sales, responsible management, manageable debt load and a product that is not adversely affected by downturns in the economy.

Investments

     The Bank invests a portion of its assets in U.S. Treasury and U.S. Government corporation and agency obligations, state, county and municipal obligations, and equity securities. The Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to increases in loan demand or to offset fluctuations in deposits. The Bank does not engage in any hedging activities. For additional information relating to investments, see "Financial Information."

Deposit Activities

     Deposits are the major source of funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposits and small denomination certificates of deposit, to be core deposits. These accounts comprised approximately 88.28% of the Bank's total deposits at December 31, 2001. Certificates of deposit in denominations of $100,000 or more represented the remaining 11.72% of deposits at year end.

Employees

     At December 31, 2001, the Company had 72 full time equivalent employees, none of which are represented by a union or covered by a collective bargaining agreement. Management considers employee relations to be good.

Competition

     The Company encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Company competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors have substantially greater resources and lending limits and may offer certain services that the Company does not currently

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provide. In addition, many of the Company's competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

     To compete, the Company relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches while smaller, independent financial institutions tend to compete primarily by rate and personal service.

     Currently, in Botetourt County, the Company competes with 5 other commercial banks which operate 12 branches in the county. As of June 30, 2001, the Company held 41.57% of the deposits in Botetourt County which represents the largest market share of all financial institutions in the county. The Company holds 8.54% of the market share of Rockbridge County and 1.92% of the market share of Roanoke County.

Government Supervision and Regulation

     The following discussion is a summary of the principal laws and regulations that comprise the regulatory framework applicable to the Company and the Bank. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against the Company or the Bank. The following descriptions summarize the material terms of the principal laws and regulations and are qualified in their entirety by reference to applicable laws and regulations.

General.

     As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity which is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

     As a state bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission Bureau of Financial Institutions ("Bureau"). The Bank, not a member bank of the Federal Reserve System, is subject to regulation, supervision and examination by the FDIC. Federal and Virginia laws also govern the activities in which the Bank may engage, the investments that it may make and limits the aggregate amount of loans that may be granted to one borrower to 15% of the bank's capital and surplus. Various consumer and compliance laws and regulations also affect the Bank's operations.

     The activities permissible to bank holding companies and their affiliates were substantially expanded in 1999 by the Gramm-Leach-Bliley Act. Gramm-Leach-Bliley repeals the anti-affiliation provisions of the Glass-Steagall Act to permit the common ownership of commercial banks, investment banks and insurance companies. Under Gramm-Leach-Bliley, a bank holding company can elect to be treated as a financial holding company. A financial holding company may engage in any activity and acquire and retain any company that the Federal Reserve determines to be financial in nature. A financial holding company also may engage in any activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Federal Reserve must consult with the Secretary of the Treasury in determining whether an activity is financial in nature or incidental to a financial activity. At this time, the Company does not intend to elect to be treated as a financial holding company, although it would qualify to do so.

     The earnings of the Bank, and therefore the earnings of the Company, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including those referred to above.

     The Bureau and FDIC conduct regular examinations of the Bank and review such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of its operations. In addition to these regular examinations, the Bank must furnish the FDIC with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

Insurance of Accounts, Assessments and Regulation by the FDIC.

     The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank are also subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

     The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors (including supervisory evaluations). Under this system, depository institutions are charged anywhere from zero to $.27 for every $100 in insured domestic deposits, based on such institutions' capital levels and supervisory subgroup assignment. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. The BIF reached its required 1.25 reserve ratio in 1995, and in response the FDIC reduced deposit insurance assessment rates on BIF-insured deposits to historic low

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levels. However, due to legislation enacted in 1996 which requires that both
Savings Association Insurance Fund ("SAIF")-insured deposits and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC has imposed additional assessments on BIF-insured deposits.

     The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against such banks. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.

Capital.

     The FDIC and the Federal Reserve have issued risk-based and leverage capital guidelines applicable to banking organizations that they supervise. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital").

     In addition, each of the Federal banking regulatory agencies has established minimum leverage capital ratio requirements for banking organizations. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that are rated a composite "1" and 4% for all other bank holding companies. Bank holding companies are expected to maintain higher than minimum capital ratios if they have supervisory, financial, operational or managerial weaknesses, or if they are anticipating or experiencing significant growth.

     The risk-based capital standards of the FDIC and the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, including an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. The FDIC and the Federal Reserve also have issued additional capital guidelines for bank holding companies that engage in certain trading activities. At present, these guidelines do not apply to the Company. The Company's capital is disclosed below under "Management's Discussion and Analysis - Capital Adequacy.

Other Safety and Soundness Regulations.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of Federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the BIF. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

     The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The Federal Deposit Insurance Act requires that the federal banking agencies establish five capital levels for insured depository institutions - "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." It also requires or permits such agencies to take certain supervisory actions should an insured institution's capital level fall. For example, an "adequately capitalized" institution is restricted from accepting brokered deposits. An "undercapitalized" or "significantly undercapitalized" institution must develop a capital restoration plan and is subject to a number of mandatory and discretionary supervisory actions. These powers and authorities are in addition to the traditional powers of the Federal banking agencies to deal with undercapitalized institutions.

     Federal regulatory authorities also have broad enforcement powers over the Company and the Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

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Payment of Dividends.

     The Company is a legal entity separate and distinct from the Bank. Virtually all of the revenues of the Company results from dividends paid to the Company by the Bank. Under Virginia law a Virginia chartered bank may not declare a dividend in excess of its undivided profits. In addition, as a Virginia corporation the Bank may not declare a dividend if after the dividend it cannot pay its debts as they become due or its assets would exceed its liabilities. A bank may not declare or pay any dividend if, after making the dividend, the bank would be "undercapitalized, "as defined in regulations of the FDIC. In addition, the Company is subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that banking organizations should generally pay dividends only if, (1) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Community Reinvestment.

     The requirements of the Community Reinvestment Act ("CRA") are applicable to the Bank. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The Company strives to meet the credit needs of all aspects of its market, consistent with safe and sound banking practices.

Interstate Banking and Branching.

     Current Federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is able to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date. Virginia, North Carolina, West Virginia and Maryland all permit such mergers. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law.

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Economic and Monetary Polices.

     The operations of the Company are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Item 2. Financial Information

Financial Highlights/1/

                                        2001       2000       1999       1998       1997
                                      --------   --------   --------   --------   --------
Summary of Operations

   Interest income                    $ 12,558   $ 11,271   $  9,597   $  8,915   $  7,927
   Interest expense                      5,923      5,146      4,344      4,091      3,538
                                      --------   --------   --------   --------   --------
         Net interest income             6,635      6,125      5,253      4,824      4,389
   Provision for loan losses               550        400        400        525        408
   Other income                            829        690        635        625        477
   Other expense                         4,372      3,634      3,432      3,099      2,758
   Income taxes                            735        808        574        491        464
                                      --------   --------   --------   --------   --------
         Net income                   $  1,807   $  1,973   $  1,482   $  1,334   $  1,236
                                      ========   ========   ========   ========   ========

Per Share Data

   Basic earnings per share           $   1.47   $   1.61   $   1.22   $   1.09   $   1.01
   Cash dividends declared                0.36       0.34       0.28       0.24       0.21
   Book value                            11.82      10.67       9.21       8.55       7.65

Year-end Balance Sheet Summary

   Loans, net                         $116,864   $107,731   $ 88,004   $ 77,962   $ 71,908
   Securities                           25,291     22,883     22,741     21,023     19,623
   Total assets                        169,074    143,091    124,543    113,800    100,420
   Deposits                            153,533    128,952    112,627    102,709     90,456
   Stockholders' equity                 14,493     13,047     11,230     10,435      9,336

   Interest earning assets            $155,910   $134,247   $117,390   $107,464   $ 93,658
   Interest bearing liabilities        134,858    112,900     99,157     89,874     79,691

Selected Ratios

   Return on average assets                1.1%       1.5%       1.3%       1.3%       1.3%
   Return on average equity               12.5%      16.4%      13.9%      13.5%      14.8%
   Dividends declared as percent of
     net income                           24.4%      21.1%      23.0%      22.0%      20.7%

----------

/1/    In thousands of dollars, except per share data.

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================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Botetourt Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Corporation's consolidated financial statements.

Botetourt Bankshares, Inc., the parent company of Bank of Botetourt, currently operates seven offices in Botetourt, Roanoke and Rockbridge counties of Virginia. The main office and the bank's operations center are located in Buchanan. Branch offices in Botetourt County are located in Daleville, Eagle Rock and Troutville. Roanoke County offices are located on Challenger Avenue in eastern Roanoke County and on Peters Creek Road in the northwest area of the county. Rockbridge County is served by an office located in the Stonewall Square shopping center in Lexington, Virginia.

The individual market conditions of each county vary from rural to urban, with Botetourt County being the most rural and Roanoke the most urban. Each has its own growth pattern which varies in intensity. Bank of Botetourt and bank personnel work with local government leaders in an effort to attract industry to the area.

Earnings declined slightly in 2001, $1,807,000 compared to $1,973,000 for 2000 and $1,482,000 in 1999. Return on average assets fell to 1.15% in 2001 from 1.47% in 2000 and 1.25% in 1999. During 2001, 2000 and 1999, revenues from Bank of Botetourt represent over 95% of Botetourt Bankshares, Inc.'s total revenues. All of these ratios compare favorably to members of our peer group.

Average equity to average assets shows the company with an above-average capital position with a ratio of 8.82%. The bank's capital position continues to be in line with our peer group's average.

The total assets of Botetourt Bankshares, Inc. grew to $169,074,000 from $143,091,000, an 18% increase, continuing our strategy to grow the Company.

In 1999, a package of financial modernization laws was passed by the United States Congress, that was the most sweeping change in the history of U.S. financial institutions. This package, known as the Gramm-Leach-Bliley Act, opened many doors of opportunity and challenges to the financial services industry. In the year 2002, Botetourt Bankshares, Inc. will continue to take advantage of these opportunities.

Management plans to continue increasing market share by expanding to contiguous markets, using earnings from operations to fund the Company's growth. Currently, management of Botetourt Bankshares, inc. has no plans to raise capital for its expansion through external sources.

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================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 1. Net Interest Income and Average Balances (thousands)
--------------------------------------------------------------------------------

                                                   2001                           2000                            1999
                                      ----------------------------   -----------------------------   ----------------------------
                                                 Interest                       Interest                        Interest
                                       Average   Income/    Yield/    Average   Income/     Yield/    Average   Income/    Yield/
                                       Balance   Expense     Cost     Balance   Expense      Cost     Balance   Expense    Cost
                                      --------   --------   ------   --------   ---------   ------   --------   --------   ------
Interest earning assets:
   Deposit in other banks             $    180    $     8    4.44%   $    146    $     9     6.16%   $    116    $    6     5.17%
   Taxable investment securities        13,309        727    5.46%     14,843        880     5.93%     13,605       759     5.58%
   Nontaxable investment securities      8,542        433    5.06%      8,545        417     4.88%      7,955       389     4.89%
   Federal funds sold                    9,964        341    3.42%      3,331        209     6.27%      6,558       333     5.08%
   Loans, net                          114,624     11,049    9.64%     97,415      9,756    10.01%     82,170     8,110     9.87%
                                      --------    -------    ----    --------    -------    -----    --------    ------     ----
      Total interest-earning assets    146,619     12,558             124,280     11,271              110,404     9,597
                                      --------    -------            --------    -------             --------    ------

   Yield on average
      interest-earning assets                                8.57%                           9.07%                          8.69%
                                                             ====                           =====                           ====

Noninterest-earning assets:
   Cash and due from banks               5,091                          3,877                           3,717
   Premises and equipment                3,257                          2,596                           2,656
   Interest receivable and other         2,183                          2,008                           1,956
                                      --------                       --------                        --------
      Total noninterest-earning
         assets                         10,531                          8,481                           8,329
                                      --------                       --------                        --------

      Total assets                    $157,150                       $132,761                        $118,733
                                      ========                       ========                        ========

Interest-bearing liabilities:
   Demand deposits                    $ 14,590    $   199    1.36%   $ 12,482        294     2.36%   $ 11,480       272     2.37%
   Savings deposits                     22,316        643    2.88%     20,891        708     3.39%     18,025       569     3.16%
   Time deposits                        88,787      5,081    5.72%     72,186      4,144     5.74%     64,615     3,503     5.42%
                                      --------    -------    ----    --------    -------    -----    --------    ------     ----
      Total interest-bearing
         liabilities                   125,693      5,923             105,559      5,146               94,120     4,344
                                      --------    -------            --------    -------             --------    ------

   Cost on  average interest-
      bearing liabilities                                    4.71%                           4.87%                          4.61%
                                                             ====                           =====                           ====

Noninterest-bearing
 liabilities
   Demand deposits                      16,175                         14,139                          12,896
   Interest payable and other            1,065                            729                             641
                                      --------                       --------                        --------
      Total noninterest-bearing
         liabilities                    17,240                         14,868                          13,537
                                      --------                       --------                        --------
      Total liabilities                142,933                        120,427                         107,657

Stockholders' equity                    14,217                         12,334                          11,076
                                      --------                       --------                        --------
      Total liabilities and
         stockholders' equity         $157,150                       $132,761                        $118,733
                                      ========                       ========                        ========

   Net interest income                            $ 6,635                        $ 6,125                         $5,253
                                                  =======                       ========                         ======

   Net yield on
      interest-earning assets                                4.53%                           4.93%                          4.76%
                                                             ====                           =====                           ====

--------------------------------------------------------------------------------

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Net Interest Income

Net interest income, the principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Net interest income increased in 2001 to $6.6 million compared to $6.1 million in 2000 and $5.2 million in 1999. Competition for deposits and loans continue to be a major factor in net margins as does predatory pricing and competition from unregulated organizations. The net interest margin for 2001 decreased by 40 basis points to 4.53% compared to 4.93% for 2000 and 4.76% for 1999. The effects of changes in volumes and rates on net interest income in 2001 compared to 2000, and 2000 compared to 1999 are shown in Table 2.

Interest income for 2001 increased $1.3 to $12.6 million from $11.3 million in 2000. Interest income in 1999 totaled $9.6 million. The increase in interest income in 2001 from 2000 was the result of increased volume offsetting lower interest rates. The increase in interest income in 2000 from 1999 was the result of increased volume and higher interest rates.

Interest expense increased by $800,000 in 2001 to $5.9 million from $5.1 million in 2000 and $4.4 million in 1999. The increase in 2001 from 2000 was due primarily to higher rates paid on deposits. Interest expense increased by $802,000 in 2000 from 1999 which was also a result of higher rates. Interest paid on time deposits, which make up the largest portion of interest-bearing deposits, increased $937,000, or 22.6% from 2000 to 2001. This increase is due primarily to an increase in volume.

--------------------------------------------------------------------------------
Table 2.  Rate/Volume Variance Analysis (thousands)
--------------------------------------------------------------------------------

                                       2001 Compared to 2000        2000 Compared to 1999
                                     --------------------------   --------------------------
                                     Interest       Variance      Interest       Variance
                                     Income/     Attributed To    Income/     Attributed To
                                     Expense    ---------------   Expense    ---------------
                                     Variance    Rate    Volume   Variance    Rate    Volume
                                     --------   ------   ------   --------   ------   ------
Interest-earning assets:
  Deposits in other banks             $   (1)   $    2   $  (3)    $    3    $    2    $  1
  Taxable investment securities         (153)      (91)    (62)       121        69      52
  Nontaxable investment securities        16         1      15         28        29      (1)
  Federal funds sold                     132       416    (284)      (124)     (164)     40
  Loans                                1,293     1,720    (427)     1,646     1,509     137
                                      ------    ------   -----     ------    ------    ----
  Total                                1,287     2,048    (761)     1,674     1,445     229
                                      ------    ------   -----     ------    ------    ----

Interest-bearing liabilities:
  Demand deposits                        (95)       50    (145)        22        23      (1)
  Savings deposits                       (65)       48    (113)       139        91      48
  Time deposits                          937       953     (16)       641       410     231
                                      ------    ------   -----     ------    ------    ----
  Total                                  777     1,051    (274)       802       524     278
                                      ------    ------   -----     ------    ------    ----
  Net interest income                 $  510    $  997   $(487)    $  872    $  921    $(49)
                                      ======    ======   =====     ======    ======    ====

--------------------------------------------------------------------------------

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Provision for Loan Losses

  The allowance for loan losses is established to provide for probable losses in the Company's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for loan losses required to maintain an allowance adequate to provide for any potential losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

In 2001, management increased the provision for loan loss reserve from $400,000 in 2000 to $550,000. The provision for loan losses was $400,000 in 1999. The Bank's allowance for loan losses as a percentage of total loans at the end of 2001 was 1.10% as compared to 1.00% in 2000 and 1.01% in 1999.

Additional information is contained in Tables 12, 13 and 14, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds items and fees charged for nondeposit services. Noninterest income totaled $829,000 in 2001, an increase of 20.1% from the $690,000 recorded in 2000. Noninterest income in 1999 totaled $635,000. Noninterest income includes fees charged for services such as safe deposit box rental fees, letters of credit fees, and gains realized on the sale of fixed assets. The primary sources of noninterest income for the past three years are summarized in Table 3.

--------------------------------------------------------------------------------
Table 3. Sources of Noninterest Income (thousands)
--------------------------------------------------------------------------------

                                      2001   2000   1999
                                      ----   ----   ----

Service charges on deposit accounts   $424   $358   $301
Other service charges and fees         187    203    199
Safe deposit box rent                   17     17     17
Gain on the sale of securities           2      2      1
Other income                           199    110    117
                                      ----   ----   ----
  Total noninterest income            $829   $690   $635
                                      ====   ====   ====

--------------------------------------------------------------------------------

Other Expense

Noninterest expense for 2001 increased by $738,000 or 20.3% to $4.4 million. Noninterest expense in 2000 was $3.6 million and $3.4 million in 1999 (see Table
4). The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 58.6% in 2001, 53.3% in 2000 and 58.3% in 1999.

The opening of a new branch on Peters Creek Road in Roanoke County in September 2001, as well as the opening of the Lexington office in November 2000 resulted in higher personnel, occupancy, and furniture and equipment expenses. Table 4 provides a further breakdown of noninterest expense for the past three years.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 4. Sources on Noninterest Expense (thousands)
--------------------------------------------------------------------------------

                                    2001     2000     1999
                                   ------   ------   ------

Salaries & wages                   $1,952   $1,590   $1,471
Employee benefits                     454      441      424
                                   ------   ------   ------
  Total personnel expense           2,406    2,031    1,895

Occupancy expense                     228      191      196
Furniture & equipment                 340      259      276
Printing & supplies                   124       91       87
FDIC deposit insurance                 25       23       12
Professional services                  75       65       70
Postage                                73       64       64
Telephone                             121       90       52
Courier fees                           34       18       19
Education & seminars                   45       36       26
Travel expense                         23       22       16
Director fees and expense              51       57       44
Advertising and public relations      143      126      125
Insurance expense                      33       32       28
Capital Stock Tax                      92       73       63
Outside services                      116       81       84
Other real estate expense, net          2       11       15
Other operating expense               441      364      360
                                   ------   ------   ------
  Total noninterest expense        $4,372   $3,634   $3,432
                                   ======   ======   ======

--------------------------------------------------------------------------------

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $735,000 in 2001, $808,000 in 2000 and $574,000 for 1999 representing 28.9%, 29.0% and 27.9% of income before income taxes, respectively. Tax expense decreased $73,000 or 9.0% from 2000 to 2001.

The Bank's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense, and investment security discount accretion.

Net deferred income tax benefits of approximately $101,000 and $65,000 at December 31, 2001 and 2000, respectively, are included in other assets. At December 31, 2001, $115,000 in deferred tax liabilities is applicable to unrealized appreciation on investment securities available for sale.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Earning Assets

Average earning assets increased $22.3 million from the 2000 average of $124.3 million. Total average earning assets represented 93.3% of total average assets in 2001 compared to 93.6% in 2000. The mix of average earning assets changed in 2001 with a signifcant increase in investment securities and a significant increase in average federal funds sold. Average federal funds sold accounted for 6.4% of total average assets compared to 2.5% in 2000. Average interest bearing bank balances accounted for 0.1% of total average assets compared to 0.1% in 2000. Average loans accounted for 72.9% of total average assets in 2001 compared to 73.4% in 2000. For 1999, average net loans represented 69.2% of average assets. A summary of average assets for the past three years is shown in Table 5.

--------------------------------------------------------------------------------
Table 5. Average Asset Mix (thousands)
--------------------------------------------------------------------------------

                                         2001                2000              1999
                                   ----------------   ----------------   ----------------
                                   Average            Average            Average
                                   Balance      %     Balance      %     Balance      %
                                   --------   -----   --------   -----   --------   -----
Earning assets:
  Loans, net                       $114,624    72.9   $ 97,415    73.4   $ 82,170    69.2
  Investment securities              21,851    13.9     23,388    17.6     21,560    18.2
  Federal funds sold                  9,964     6.4      3,331     2.5      6,558     5.5
  Interest-bearing bank balances        180     0.1        146     0.1        116     0.1
                                   --------   -----   --------   -----   --------   -----
  Total earning assets              146,619    93.3    124,280    93.6    110,404    93.0
                                   --------   -----   --------   -----   --------   -----

Nonearning assets:
  Cash and due from banks             5,091     3.2      3,877     2.9      3,717     3.1
  Premises and equipment              3,257     2.1      2,596     2.0      2,656     2.2
  Other assets                        2,183     1.4      2,008     1.5      1,956     1.7
                                   --------   -----   --------   -----   --------   -----
  Total nonearning assets            10,531     6.7      8,481     6.4      8,329     7.0
                                   --------   -----   --------   -----   --------   -----
   Total assets                    $157,150   100.0   $132,761   100.0   $118,733   100.0
                                   ========   =====   ========   =====   ========   =====


--------------------------------------------------------------------------------

Loans

Average net loans totaled $114.6 million during 2001, an increase of $17.2 million or 17.7% more than 2000. A significant portion of the loan portfolio, $85.3 million or 72.2%, is made up of loans secured by various types of real estate. Total loans secured by 1-4 family residential properties represented 29.1% of total loans at the end of 2001 while nonfarm/nonresidential properties make up 24.6%.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

The Bank makes both consumer and commercial loans to all neighborhoods within its market area, including the low- and moderate-income areas. The market area is generally defined to be all or portions of Botetourt, Rockbridge and Roanoke counties in Virginia. The Bank places emphasis on consumer based installment loans and commercial loans to small and medium sized businesses. Predatory pricing and competition from unregulated organizations have also been a factor when generating new loans. The amounts of loans outstanding by type at year-end 2001 and 2000, and the maturity distribution of variable and fixed rate loans as of year-end 2001 are presented in Table 6 and Table 7, respectively.

--------------------------------------------------------------------------------
Table 6.  Loan Portfolio Summary (thousands)
--------------------------------------------------------------------------------

                                                  December 31, 2001     December 31, 2000
                                                 ------------------    ------------------
                                                   Amount       %        Amount       %
                                                 ---------  -------    ---------  -------
Commercial, financial and agricultural           $  50,008     42.3    $  45,287     41.6
Real estate, construction                           18,851     16.0       15,761     14.5
Real estate, mortgage                               34,595     29.3       33,373     30.7
Installment loans to individuals, other             14,438     12.2       14,183     13.0
Leases                                                 275      0.2          211      0.2
                                                 ---------  -------    ---------  -------
  Total                                          $ 118,167    100.0    $ 108,815    100.0
                                                 =========  =======    =========  =======

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 9.64% in 2001 compared to an average yield of 10.01% in 2000.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 7. Maturity Schedule of Loans (thousands)
--------------------------------------------------------------------------------

                                                                       2001
                                       -------------------------------------------------------------------
                                        Other     Commercial    Construction                   Total
                                        Real     Business and       and                   ----------------
                                       Estate    Agricultural   Development    Consumer   Amount       %
                                       -------   ------------   ------------   --------   --------   -----
Fixed rate loans:
  Three months or less                 $ 1,915     $ 1,132        $ 3,643      $ 3,014    $  9,704     8.2%
  Over three months to twelve months     2,484       1,113          6,692        1,051      11,340     9.6%
  Over twelve months to three years      1,682       2,057            877        4,685       9,301     7.9%
  Over three years to five years         4,446       2,662            502        4,627      12,237    10.3%
  Over five years to fifteen years       4,602         820            869          210       6,501     5.5%
Over fifteen years                       2,470          --             --           --       2,470     2.1%
                                       -------     -------        -------      -------    --------   -----

         Total fixed rate loans         17,599       7,784         12,583       13,587      51,553    43.6%
                                       -------     -------        -------      -------    --------   -----

Variable rate loans:
  Three months or less                  12,580       9,506          4,567          851      27,504    23.3%
  Over three months to twelve months    11,140         502            934           --      12,576    10.7%
  Over twelve months to three years     16,788         390            267           --      17,445    14.7%
  Over three years to five years         8,397         192            500           --       9,089     7.7%
  Over five years to fifteen years          --          --             --           --          --     0.0%
  Over fifteen years                        --          --             --           --          --     0.0%
                                       -------     -------        -------      -------    --------   -----

         Total variable rate loans      48,905      10,590          6,268          851      66,614    56.4%
                                       -------     -------        -------      -------    --------   -----

Total loans:
  Three months or less                  14,495      10,638          8,210        3,865      37,208    31.5%
  Over three months to twelve months    13,624       1,615          7,626        1,051      23,916    20.3%
  Over twelve months to three years     18,470       2,447          1,144        4,685      26,746    22.6%
  Over  three years to five years       12,843       2,854          1,002        4,627      21,326    18.0%
  Over five years to fifteen years       4,602         820            869          210       6,501     5.5%
  Over fifteen years                     2,470          --             --           --       2,470     2.1%
                                       -------     -------        -------      -------    --------   -----

         Total loans                   $66,504     $18,374        $18,851      $14,438    $118,167   100.0%
                                       =======     =======        =======      =======    ========   =====

--------------------------------------------------------------------------------

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or increased loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, U.S. Government agencies, and State and local bond issues. All securities are high quality and high grade. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2001 by major types of investments and maturity ranges.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
At December 31, 2001, the market value of the investment portfolio was $25.3 million, representing a $414,000 unrealized appreciation gain. This compared to a market value of $22.9 million and a $340,000 appreciation gain a year earlier.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 8. Investment Securities (thousands)
--------------------------------------------------------------------------------
December 31, 2001

                                              Amortized Cost Due
                                   ----------------------------------------
                                   In One    After One   After Five   After   Restricted
                                   Year or    Through     Through      Ten      Equity               Market
                                    Less     Five Yrs.    Ten Yrs.    Years   Securities    Total     Value
                                   -------   ---------   ----------   -----   ----------   -------   -------
Investment securities:
US Government Agencies
  and Mortgage Backed Securities   $1,250     $11,434      $3,000     $  --     $   --     $15,684   $15,688
State and political subs            1,335       3,295       4,050       200         --       8,880     8,970
Other                                  --          --          --        50         --          50       370
Restricted Equity Securities           --          --          --        --        338         338       338
                                   ------     -------      ------     -----     ------     -------   -------
  Total                            $2,585     $14,729      $7,050     $ 250     $  338     $24,952   $25,366
                                   ======     =======      ======     =====     ======     =======   =======

Weighted average yields:
U.S. Government agencies
  and Mortgage Backed Securities     6.46%       5.11%       5.64%     0.00%      0.00%
States and political subs            6.97%       6.83%       6.44%     7.00%      0.00%
Other                                0.00%       0.00%       0.00%     0.00%     20.00%
Restricted Equity Securities         0.00%       0.00%       0.00%     0.00%      7.10%

    Consolidated                     6.72%       5.50%       6.08%     7.00%      8.76%       5.86%

December 31, 2000                                               Book     Market
                                                                Value     Value
                                                               -------   -------
Investment securities:
U.S. Government agencies and  Mortgage Backed Securities       $13,249   $13,210
States and political subdivisions                                8,960     9,057
Other                                                               50       333
Restricted Equity Securities                                       338       338
                                                               -------   -------
   Total                                                       $22,597   $22,938
                                                               =======   =======

--------------------------------------------------------------------------------

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposits in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

Average total deposits for the year ended December 31, 2001 amounted to $141.9 million which was an increase of $22.2 million, or 18.5% over 2000. The percentage of the Bank's average deposits that are interest-bearing increased to 88.6% in 2001 from 88.2% in 2000. Average demand deposits which earn no interest increased to 16.2 million in 2001 from $14.1 million in 2000 and $12.9 million in 1999. Average deposits for the past three years are summarized in Table 9.

--------------------------------------------------------------------------------
Table 9. Deposit Mix (thousands)
--------------------------------------------------------------------------------

                                            2001               2000               1999
                                      ----------------   ----------------   ----------------

                                       Average            Average            Average
                                       Balance     %      Balance     %      Balance     %
                                      --------   -----   --------   -----   --------   -----
Interest-bearing deposits:
  NOW accounts                        $ 14,590    10.3   $ 12,482    10.4   $ 11,480    10.7
  Money Market                           8,987     6.3      9,020     7.5      6,217     5.8
  Savings                               13,329     9.4     11,871     9.9     11,808    11.0
  Small denomination certificates       70,727    49.9     58,967    49.3     53,782    50.3
  Large denomination certificates       18,060    12.7     13,219    11.1     10,833    10.1
                                      --------   -----   --------   -----   --------   -----
    Total interest-bearing deposits    125,693    88.6    105,559    88.2     94,120    87.9
Noninteresting-bearing deposits         16,175    11.4     14,139    11.8     12,896    12.1
                                      --------   -----   --------   -----   --------   -----
    Total deposits                    $141,868   100.0   $119,698   100.0   $107,016   100.0
                                      ========   =====   ========   =====   ========   =====

--------------------------------------------------------------------------------

The average balance of certificates of deposit issued in denominations of $100,000 or more increased by $4.8 million or 36.6%, in 2001. Much of the increase in large certificates of deposit is from local government funds. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Table 10 provides maturity information relating to Certificate of Deposits of $100,000 or more at December 31, 2001.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 10. Large Time Deposit Maturities (thousands)
--------------------------------------------------------------------------------

Analysis of time deposits of $100,000 or more at December 31, 2001:

Remaining maturity of three months or less           $ 2,662

Remaining maturity over three less than six months     2,455
Remaining maturity over six less than twelve months    4,070

Remaining maturity over twelve months                  8,804
                                                     -------
    Total time deposits of $100,000 or more          $17,991
                                                     =======

--------------------------------------------------------------------------------

Capital Adequacy

Shareholder's equity is $14.493 million at December 31, 2001, a 11.08% increase over the 2000 year-end total of $13.047 million. The increase was primarily a result of earnings partially offset by dividends and an increase in the market value of available for sale securities. Average shareholders' equity as a percentage of average total assets amounted to 8.82% in 2001 and 9.07% in 2000.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common shareholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8%. As of December 31, 2001 the Company has a ratio of Tier 1 capital to risk-weighted assets of 11.59% and a ratio of total capital to risk-weighted assets of 12.66%. These ratios continue to be equal to or above most of our peer group.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 11. Year-End Risk-Based Capital (thousands)
--------------------------------------------------------------------------------

                                                   2001       2000
                                                 --------   --------

Tier I capital                                   $ 14,154   $ 12,724
 Qualifying allowance for loan losses
   (limited to 1.25% of risk-weighted assets)       1,303      1,084
                                                 --------   --------
Total regulatory capital                         $ 15,457   $ 13,808
                                                 ========   ========
Total risk-weighted assets                       $122,083   $108,445
                                                 ========   ========

Tier I as a percent of risk-weighted assets         11.59%     11.73%
Total regulatory capital as a percent of risk-
   weighted assets                                  12.66%     12.73%
Leverage Ratio*                                      8.48%      9.09%

* Tier I capital divided by average total assets for the quarter ended December 31.

--------------------------------------------------------------------------------

In addition, a minimum leverage ratio of Tier I capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2001, the Company had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 2001 of 8.5%. Table 11 sets forth summary information with respect to the Company's capital ratios at December 31, 2001. All capital ratio levels indicate that the Company and the Bank are well capitalized.

At December 31, 2001 the Company had 1,225,808 shares of common stock outstanding which were held by approximately 535 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, it tries to rely primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Nonperforming assets at December 31, 2001 and 2000 are analyzed in Table 12.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 12.  Nonperforming Assets
--------------------------------------------------------------------------------

                                        2001                  2000
                                    ------------          ------------
Non-accrual loans                     $  293,000              $ 88,000
Loans past due 90 days or more         1,080,000               664,000
Foreclosed properties                     70,000                70,125
                                    ------------          ------------
                                      $1,443,000              $822,000
                                    ============          ============
Interest income, original terms       $   29,736              $ 46,089
                                    ============          ============
Interest income, recognized           $    8,781              $ 38,114
                                    ============          ============

--------------------------------------------------------------------------------

Nonperforming assets at year-end 2001 were 1.22% of loans outstanding and 0.76% at year-end 2000.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13.

--------------------------------------------------------------------------------
Table 13.  Loan Losses
--------------------------------------------------------------------------------

                                                         2001           2000           1999
                                                    -------------   ------------    ------------
Allowance for loan losses, beginning                   $1,083,955     $  893,712       $ 844,141
Provision for loan losses, added                          550,000        400,000         400,000

Loans charged off
   Commercial, financial and agricultural                (128,835)       (99,674)       (243,272)
   Real estate, construction                                   --             --              --
   Real estate, mortgage                                       --         (3,500)        (24,248)
   Installment loans to individuals                      (223,574)      (147,621)       (120,896)
                                                    -------------   ------------    ------------
                                                         (352,409)      (250,795)       (388,416)
                                                    -------------   ------------    ------------
Recoveries of loans previously charged off
   Commercial, financial and agricultural                   5,119         25,456          18,742
   Real estate, construction                                   --             --              --
   Real estate, mortgage                                       --             --              --
   Installment loans to individuals                        16,377         15,582          19,245
                                                    -------------   ------------    ------------
                                                           21,496         41,038          37,987
                                                    -------------   ------------    ------------
   Net charge-offs                                        330,913        209,757         350,429
                                                    -------------   ------------    ------------
Allowance for loan losses, ending                      $1,303,042     $1,083,955       $ 893,712
                                                    =============   ============    ============

--------------------------------------------------------------------------------

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

Net loan charge-offs as a percentage of average loans were 0.29% in 2001. Net loan charge-offs as a percentage of average loans were 0.21% in 2000 and net loan charge-offs as a percentage of average loans were 0.43% in 1999. Gross charge-offs during 2001 totaled $352,409. Recoveries during 2001 totaled $21,496.

The loan portfolio also included loans to various borrowers (watch loans) at year-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some or all of these loans being uncollectible. Management monitors these loans carefully and has provided for these loans in the allowance for loan losses.

The allowance for loan losses was approximately $1.303 million, or 1.10% of gross loans outstanding at December 31, 2001, an increase of $219,000 above the 1.00% reserve at December 31, 2000. Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 2001.

The allocation of the reserve for loan losses is detailed in Table 14 below:

--------------------------------------------------------------------------------
Table 14. Allocation of the Reserve for Loan Losses
--------------------------------------------------------------------------------

                                               2001                   2000                  1999
                                          -------------------   -------------------   -------------------
Balance at end of period applicable to    Amount   Percent/1/   Amount   Percent/1/   Amount   Percent/1/
                                          ------   ----------   ------   ----------   ------   ----------
Commercial, financial and agricultural    $  878       15.6     $  477       16.8      $419        17.7
Real estate, construction                    165       16.0        177       14.5       143        12.9
Real estate, mortgage                        120       56.2        210       56.0       267        54.4
Installment loans to individuals, other      140       12.2        220       12.7        65        15.0
Leases                                        --       0.00         --       0.00        --         0.0
                                          ------      -----     ------     ------      ----      ------
   Total                                  $1,303      100.0     $1,084     100.00      $894      100.00
                                          ======      =====     ======     ======      ====      ======

/(1)/ Represents the percentage of loans in each category to the total loans outstanding.
--------------------------------------------------------------------------------

Liquidity and Interest Rate Sensitivity

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rates changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank and the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) is considered to be adequate by management.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 15. Interest Rate Sensitivity (thousands)
--------------------------------------------------------------------------------

                                                         December 31, 2001
                                                        Maturities/Repricing
                                               --------------------------------------
                                                 1-3      4-12      13-60     Over 60
                                                Months    Months    Months     Months    Total
                                               -------   -------   --------   -------   --------
Earnings Assets:
  Loans                                        $39,778   $33,643   $ 33,617   $ 9,755   $116,793
  Investments                                      725     1,860     14,775     7,223     24,583
  Interest-bearing deposits with other banks       192        --         --        --        192
  Federal Funds Sold                            12,260        --         --        --     12,260
                                               -------   -------   --------   -------   --------
    Total                                      $52,955   $35,503   $ 48,392   $16,978   $153,828
                                               =======   =======   ========   =======   ========

Interest-bearing deposits:
  NOW accounts                                 $ 4,438   $    --   $ 13,314   $    --   $ 17,752
  Money market                                   2,380        --      7,141        --      9,521
  Savings                                        7,916        --      7,917        --     15,833
  Certificates of Deposit                       12,595    33,199     45,958        --     91,752
                                               -------   -------   --------   -------   --------
    Total                                      $27,329   $33,199   $ 74,330   $     0   $134,858
                                               =======   =======   ========   =======   ========

Interest sensitivity gap                       $25,626   $ 2,304   $(25,938)  $16,978   $ 18,970
Cumulative interest
  sensitivity gap                              $25,626   $27,930   $  1,992   $18,970   $ 18,970
Ratio of sensitivity gap
to total earning assets                          16.66%     1.50%    -16.86%    11.04%     12.33%
Cumulative ratio of
  sensitivity gap to
  total earning assets                           16.66%    18.16%      1.29%    12.33%     12.33%

--------------------------------------------------------------------------------

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2001. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2001, the Bank appeared asset sensitive with earnings assets exceeding interest bearing liabilities. Included in the interest-bearing liabilities subject to interest rate changes within three months are NOW accounts and savings accounts which historically have not been as interest-sensitive as other types of interest-bearing deposits. The Bank appears to be liability-sensitive after the first twelve months.

Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

================================================================================
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 16. Key Financial Ratios
--------------------------------------------------------------------------------

                                    2001    2000   1999
                                   -----   -----   -----
Return on average assets            1.15%   1.47%   1.25%
Return on average equity           13.12%  16.37%  13.90%
Average equity to average assets    8.82%   9.07%   9.08%

--------------------------------------------------------------------------------

Results of Operations

Net income for the six months ended June 30, 2002 was $883,116 compared to $977,751 for the same period last year, representing a decrease of $94,635 or 9.67%. Total interest income decreased in the first six months of 2002 as compared to the first six months of 2001, as additional income from the increased volume of interest-earning assets was offset by the decline in interest rates. Interest expense on deposits also fell as a result of declining interest rates. Net interest income was marginally higher for the six months ended June 30, 2002 as compared to the same period in 2001.

The provision for credit losses was $375,000 for the six months ended June 30, 2002 and $190,000 for the six months ended June 30, 2001. The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions with consideration to such factors as financial condition of the borrowers, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquency trends. Management has elected to increase the provision in 2002 in response to growth in the loan portfolio and an increase in non-performing loans. Management believes the provision and the resulting allowance for loan losses are adequate.

Other income increased by $228,492, or 63.76%, for the first six months of 2002 compared to 2001, primarily as a result of income received from the title insurance operation subsidiary of the bank, as well as an increase on fees earned from accounts.

Non-interest expense for the six months ended June 30, 2002 increased by $330,171, or 15.65% over the same period in the previous year due to increase in employee benefit costs, as well as costs associated with additional branching activities which occurred during the period.

Financial Condition

Total assets increased by $5,102,681 for the six months ended June 30, 2002. Net loans increased by $3,609,136 and deposits increased by $4,452,881. Investments securities increased by $7,450,261.

Shareholders' equity totaled $15,550,447 at June 30, 2002 compared to $14,492,602 at December 31, 2001. The $1,057,845 increase during the period was the result of earnings for the six months combined with an increase in the market value of securities that are classified as available for sale and also capital stock issued from employee and director stock purchase plans, less quarterly dividend in the amount of $0.09 per share paid in May, 2002.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios at the Bank level which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Bank of Botetourt (a wholly owned subsidiary of Botetourt Bankshares, Inc.) exceeds all regulatory capital guidelines and is considered to be well capitalized.

Forward-Looking Statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Liquidity and Interest Rate Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. With regard to balance sheet assets, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal funds lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods.

Item 3. Properties

The Company and the Bank are headquartered in the Main Office at 19747 Main Street, Buchanan, Virginia. The Bank owns and operates branches at the following locations.

Office                   Year    Square    Owned or
Location & Phone        Opened   Footage    Leased
---------------------------------------------------

Main Office              1923      6200      Owned
Buchanan Office
19747 Main Street
Buchanan, VA  24066
540-254-1721

Daleville Office         1989      3000      Owned
670 Roanoke Rd
Daleville, VA  24083
540-992-4777

Eagle Rock Office        1993      1600      Owned
58 Railroad Ave
Eagle Rock, VA 24085
540-884-2265

Troutville Office        1995      5000      Owned
5462 Lee Highway
Troutville, VA  24175
540-966-3850

Operations Center        1995      8500      Owned
19800 Main Street
Buchanan, VA  24066
540-473-1173

Bonsack Office           1997      1850      Owned
3801 Challenger Ave
Roanoke, VA  24012
540-777-2265

Lexington Office         2000      1400     Leased
130 Stonewall Square
Lexington,  VA  24450
540-463-7224

Peters Creek Office      2001      1650      Owned
3130 Peters Creek Rd
Roanoke, VA  24019
540-777-2010

Mortgage Center          2001      1200     Leased
656 Roanoke Rd
Daleville, VA  24083
540-992-5626

The Lexington office's permanent facility is currently under construction on McCorkle Drive in Lexington. Construction plans represent a 7600 square foot facility. The Bank will own this facility and will terminate the temporary lease office upon completion of the project. Management anticipates opening this office during fourth quarter 2002.

The Bank recently acquired a lot at the 5800 block of North Lee Highway in Fairfield, Virginia. The Bank has made application to establish a branch bank at this location. The Company anticipates constructing a 1800 square foot facility. Management anticipates opening this bank owned facility during fourth quarter 2002.

All of the Bank's properties are in at least good condition and suitable for the purpose. All leases for leased facilities are consistent with reasonable commercial terms and, if enforced, should not negatively impact Bank operations in a material way.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Management

     The following table sets forth information as of March 31, 2002 regarding the number of shares of Common Stock beneficially owned by each director, by the executive officer named in the summary compensation table in Item 6 below and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

NAME AND                         AMOUNT AND NATURE   OWNERSHIP AS A
ADDRESS                            OF BENEFICIAL     PERCENTAGE OF
OF DIRECTOR                          OWNERSHIP        COMMON STOCK
------------------------------   -----------------   --------------

Edgar K. Baker (57)                     5,350               *

G. Lyn Hayth, III (43)                  4,649               *

Joyce R. Kessinger (49)                 9,311               *

Weldon S. Lawrence (46)                16,411            1.34%

Gerald A. Marshall (63)                14,461            1.18%

Tommy L. Moore (52)                    14,761            1.20%

D. Bruce Patterson (51)                 1,000               *

H. Watts Steger, III (54)              47,150            3.84%

F. Lindsey Stinnett (61)               16,461            1.34%

All present executive officers
and directors as a group
(9 persons)                           129,554           10.54%

* Represents less than 1%.

Security Ownership of Certain Beneficial Owners

     The following table sets forth information as of March 31, 2002, regarding the number of shares of Common Stock beneficially owned by all persons who own five percent or more of the outstanding shares of Common Stock.

     Norma P. Wells is the widow of Clifford E. Wells, former shareholder who died in June, 1997. Mr. Wells stock holdings are now distributed as follows and Norma Wells may, as a result, have more than a 10% beneficial interest:


                                  MOUNT AND NATURE     OWNERSHIP AS A
NAME AND                           OF BENEFICIAL       PERCENTAGE OF
ADDRESS                             OWNERSHIP(1)      COMMON STOCK (2)
-------------------------------   ----------------   -----------------

Norma P. Wells Living Trust            128,691            10.48%
Post Office Box 422
Buchanan, VA  24066

The Norma P. Wells Irrevocable          34,500             2.81%
Insurance Trust
Post Office Box 422
Buchanan, VA  24066

First Union & Co.                       10,509             0.86%
Executor of Estate
First Union National Bank of NC
Trust Operations
1525 West WT Harris Blvd.
Charlotte, NC  28288-1151

The Cliff & Norma Wells                 10,000             0.81%
Foundation
Post Office Box 422
Buchanan, VA 24066

Total                                  183,700            14.96%

Item 5. Directors and Executive Officers

     The following information sets forth as of March 31, 2002 the names, ages, principal occupations and business experience for the past five years for each of the Company's Directors and executive officers. Directors serve on the Board for one-year terms, and executive officers are all elected for terms of one year.

Directors

                             Director   Term      Principal Occupation and
Name                   Age   Since      Expires   Business ExperienceDuring Past 5 Years
----                   ---   --------   -------   --------------------------------------
Edgar K. Baker          57     2001       2002      President, Contracting
                                                    Enterprises, Inc., an underground
                                                    utilities contractor company.

G. Lyn Hayth, III       43     1990       2002      Currently, President of the Bank
                                                    and Secretary of the Company.
                                                    Prior to January 2002, Executive
                                                    Vice President and Cashier of the
                                                    Bank.

Joyce R. Kessinger      49     1986       2002      Director of Human Resources,
                                                    W.W. Boxley, Inc., a
                                                    construction materials supplier
                                                    company.

Weldon S. Lawrence      46     1997       2002      President, Lawrence
                                                    Transportation, Inc., a trucking
                                                    Company.

Gerald A. Marshall      63     1976       2002      Dairy farmer.

Tommy L. Moore          52     1982       2002      Botetourt County Clerk of
                                                    Circuit Court.

D. Bruce Patterson      51     2001       2002      Rockbridge County Clerk of
                                                    Circuit Court.

H. Watts Steger, III    54     1976       2002      Currently, Chairman and CEO of
                                                    the Company and the Bank.
                                                    Prior to January 2002, President
                                                    of the Company and the Bank
                                                    and CEO of the Bank.

F. Lindsey Stinnett     61     1980       2002      Farmer.

Executive Officers

                             Position
Name                   Age   with Registrant    Business Experience
----                   ---   ----------------   -------------------

H. Watts Steger, III    54   Chairman and       Mr. Steger is a veteran banker
                             CEO of the         with more than thirty-one years
                             Company and the    banking experience with Bank of
                             Bank               Botetourt, employed by the Bank
                                                in March 1971. He became
                                                Executive Vice President and
                                                Chief Executive Officer of the
                                                Bank in 1976 and was elected
                                                President in 1984. Steger is a
                                                1970 graduate of Hampden-Sydney
                                                College. He is also a graduate
                                                of the Virginia Bankers School
                                                of Bank Management at the
                                                University of Virginia and is a
                                                graduate of the Graduate School
                                                of Banking of the South at
                                                Louisiana State University.

G. Lyn Hayth, III       43   Secretary of the   Mr. Hayth holds a Bachelor of
                             Company and        Science degree in Agricultural
                             President of the   Economics and a Master of
                             Bank               Science degree from Virginia
                                                Polytechnic Institute and State
                                                University. He is also a
                                                graduate of the Graduate School
                                                of Banking of the South at
                                                Louisiana State University. He
                                                joined Bank of Botetourt in 1986
                                                as a Vice President, following
                                                three years with Federal Farm
                                                Credit Banks. Mr. Hayth was
                                                elected to the Board of
                                                Directors of the Bank in 1990
                                                and named Executive Vice
                                                President in 1995. He was
                                                elected President of the Bank in
                                                January 2002.

Item 6. Executive Compensation

Executive Compensation

     The following table sets forth information regarding compensation paid in 2001, 2000 and 1999 to the Company and Bank's Executive Officers. No other officers of the Company or the Bank received compensation in excess of $100,000. Officers of the Company receive their salary from the Bank.

SUMMARY COMPENSATION TABLE
--------------------------

                         Annual Compensation                              Long Term Compensation
                         -------------------                              ----------------------
                                                                                  Awards
                                                                                  ------
                                                                                Securities
Name and                                                     Other Annual       Underlying
Principal Position       Year   Salary($)   Bonus ($)   Compensation ($)/(1)/    Options
------------------       ----   ---------   ---------   ---------------------   ----------
H. Watts Steger,III      2001    140,000      16,800            7,968                --
   Chairman and CEO      2000    120,000      30,779           10,778               500
   of the Company and    1999    119,771      19,370           10,833               200
   the Bank

G. Lyn Hayth, III        2001     95,000      11,900            5,213                --
   Secretary of the      2000     85,000      17,531            7,680               400
   Company and           1999     83,679      11,903            7,497               200
   President of the
   Bank

/(1)/ Includes automobile allowance, profit sharing contribution and 401(K) thrift plan employer contribution.

     No stock options were granted to the named executive officer during the fiscal year ended December 31, 2001. In addition, no options were exercised during the fiscal year ended December 31, 2001. Options held at December 31, 2001 totaled 700 and 600 by Msrs. Steger and Hayth, respectively.

     Six officers of the company, including Mr. Steger and Mr. Hayth have "change of control" agreements that provide the executive certain financial protection if the company should be sold. Specifically, these agreements provide that if either executive is terminated following a change in control of the company, he or she will receive a lump-sum payment equal to one year's annual salary, whether or not the officer remains employed by the succeeding institution. There are no other executive agreements. A copy of this change of control agreement is provided as an Exhibit to this filing.

Director Compensation

     All directors of the company receive directors' fees in the amount of $400 per meeting attended. Additionally, $150 is paid for each committee meeting attended. Directors may elect to defer all or a portion of said fees in accordance with a deferred compensation plan and stock purchase plan discussed below.

Deferred Compensation Plan

     Funded deferred compensation plans have been adopted for certain members of the Board and Executive employees. The corresponding assets and liabilities accounts at December 31, 2001 were valued at $31,449 for the Director Plan and $68,892 for the Executive Plan.

Profit Sharing/Thrift Plan

     The Bank provides a profit/sharing thrift plan for its employees to which contributions are made at the discretion of the Board. The plan allows employee contributions of up to 12% of eligible compensation of which the Bank matches 50% of up to the first 6% contributed by the employee. The Bank's contribution to the plan for 2001 was $59,532.

Defined Benefit Pension Plan

     The Bank has a qualified noncontributory, defined benefit pension plan which covers substantially all of its employees. All employees who have reached age 21 with one year of service are eligible. The benefits are primarily based on years of service and average earnings for the participants' final five years of employment. Participants are fully vested in the plan after five years of service. The plan's funded status is discussed in Note 11 to the Consolidated Financial Statements included in Item 13 below.

Non-Employee Director Stock Incentive Plan

     The Non-Employee Director Stock Incentive Plan allows non-employee directors to elect to receive up to 50% of his or her fees in company stock. The Company has reserved 5,000 shares of Common Stock for issuance pursuant to this plan. At December 31, 2001, 1,382 shares had been purchased under the provisions of this plan.

Employee Stock Discount Plan

     The Employee Stock Discount Plan is available to all employees who work at least twenty hours per week, more than five months in a calendar year, and who have been employed by the Company for at least one year. An employee may elect to have up to 5% of his or her annual compensation withheld and set aside to purchase shares of the Company's Common Stock. The cost of the shares purchased by the employees under this plan is 85% of the fair market value of the Common Stock at the date of purchase. Of the 15,000 shares reserved for this plan, 4,326 shares have been purchased under the provisions of this plan at December 31, 2001.

Incentive Stock Option Plan

     The Bank adopted the Incentive Stock Option Plan in 1999 to provide incentives to employees in order to promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. Under the terms of the plan, options are granted at an exercise price set by the Board (no less than 100% of the fair market value of the stock on the date of grant), expire no more than ten years from the date of grant and may not be exercised for six months after the date of grant. At December 31, 2001, 5,000 shares were outstanding. The Bank reserves up to 10,000 shares for this plan. No stock options were granted to executives in 2001.

Item 7. Certain Relationships and Related Transactions

Transactions with Management

     Some of the directors and officers of the Company are at present, as in the past, customers of the Company and, the Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers and their associates, as a group, at December 31, 2001 totaled $1,028,965 or 7.09% of the Company's equity capital at that date.

     There are no legal proceedings to which any director, officer, principal shareholder or associate is a party that would be material and adverse to the Company.

Item 8. Legal Proceedings

     In the ordinary course of operations, the Company and the Bank expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against the Company or the Bank which, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company or the Bank.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     Shares of the Company's Common Stock are neither listed on any stock exchange nor quoted on the Nasdaq Stock Market and trade infrequently. Shares of Common Stock have periodically been sold in a limited number of privately negotiated transactions. Based on information available to it, the Company believes that from January 1, 2000 to March 31, 2002, the selling price of shares of Common Stock ranged from $19.00 to $25.50. There may, however, have been other transactions at other prices not known to the Company.

Market Price and Dividends

2000:                                 High     Low
                                      ----     ---

1st Quarter..........................19.00   19.00
2nd Quarter..........................20.00   20.00
3rd Quarter..........................21.00   21.00
4th Quarter..........................21.00   21.00

2001:

1st Quarter..........................25.50   21.00
2nd Quarter..........................25.00   23.00
3rd Quarter..........................25.00   23.00
4th Quarter..........................23.00   23.00

2002:

1st Quarter..........................23.00   23.00

2nd Quarter .........................25.00   23.00

Dividends Declared


     Prior to April 2002, the Company declared and paid dividends semi-annually. From April 2002 forward, the Company declares and pays dividends quarterly. The dividend declaration dates and amounts paid per share for the past two and one half years are listed below.


2000:                         Dollars paid per share

January 1.............................0.15
July 1................................0.16

2001:

January 1.............................0.18
July 1................................0.18

2002:

January 1.............................0.18

May 10................................0.09


     As of June 30, 2002, there were approximately 535 record holders of Common Stock.

     The Company is a legal entity separate and distinct from its subsidiary, the Bank, and its revenues depend primarily on the payment of dividends from the Bank. The Bank is subject to certain legal restrictions on the amount of dividends it is permitted to pay to the Company. In addition, the final determination of the timing, amount and payment of dividends on shares of the Company's Common Stock is at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company and the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies.

Item 10. Recent Sales of Unregistered Securities

     Not  applicable.

Item 11. Description of Registrant's Securities to be Registered

General

     The following summary description of the material features of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Virginia law and the Articles of Incorporation of the Company (the "Articles") and the Bylaws of the Company (the "Bylaws"), which are included as exhibits to this Form 10-SB.

Authorized and Outstanding Capital Stock

     The authorized capital stock of the Company consists of 2,500,000 shares of Common Stock, par value $1.00 per share. As of March 31, 2002 and December 31, 2001, there were 1,228,514 and 1,225,808 shares of Common Stock issued and outstanding, respectively.

Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and possess exclusively all voting power except as otherwise required by law. The Articles do not provide for cumulative voting for the election of directors. The holders of Common Stock are entitled to such dividends as may be declared from time to time by the Company's Board of Directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

Certain Provisions of the Company's Articles of Incorporation and Bylaws

     The Articles and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company. The Articles and Bylaws provide: (i) the Board of Directors may create vacancies by increasing the established number of Directors which constitute the Board; (ii) that a vacancy on the Board of Directors shall be filled by the remaining directors; and (iii) that directors may be removed with or without cause only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote at a special meeting called for that purpose.

     The shares of Common Stock authorized by the Articles provide the Board of Directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control of the Company.

     The foregoing provisions of the Articles and Bylaws are intended to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board of Directors, even if such a change were desired by, or would be beneficial to, a majority of the Company's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Company's capital stock.

Affiliated Transactions

     The Virginia Stock Corporation Act (the "Virginia Act") contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

     Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and
(ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

     The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

     None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such a person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Articles, as adopted by the Company's shareholders, provides that the Affiliated Transactions provisions shall not apply to the corporation.

Control Share Acquisitions

     The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or
(ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Company has not opted out of the control share provisions of the Virginia Act.

Item 12. Indemnification of Directors and Officers

     The Virginia Act permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him.

     Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

     The Articles contain provisions indemnifying the directors and officers of the Company to the extent not prohibited by Virginia law. In addition, the Bylaws eliminate the personal liability of the Company's directors and officers to the Company or its shareholders to the full extent permitted by the Virginia Act.

Item 13. Financial Statements and Supplementary Data

                          Independent Auditor's Report

Board of Directors and Stockholders
Botetourt Bankshares, Inc.
Buchanan, Virginia

We have audited the consolidated balance sheets of Botetourt Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Botetourt Bankshares, Inc. and subsidiaries for the year ended December 31, 1999, were audited by other auditors whose report dated January 21, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Botetourt Bankshares, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Larrowe & Company, PLC
Galax, Virginia
January 18, 2002

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Botetourt Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Botetourt Bankshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Botetourt Bankshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

January 21, 2000

================================================================================
Consolidated Balance Sheets
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                           2001           2000
                                                       ------------   ------------
Assets

Cash and due from banks                                $  8,507,298   $  5,195,355
Interest-bearing deposits with banks                        192,438        160,993
Federal funds sold                                       12,260,000      2,388,000
Investment securities available for sale                 19,857,180     15,990,850
Investment securities held to maturity                    5,095,748      6,553,990
Restricted equity securities                                338,400        338,400
Loans, net of allowance for loan losses of
   $1,303,042 in 2001 and $1,083,955 in 2000            116,863,567    107,731,075
Property and equipment, net                               3,840,518      2,627,084
Accrued income                                            1,042,386      1,133,892
Foreclosed assets                                            70,000         70,125
Other assets                                              1,006,668        901,216
                                                       ------------   ------------
     Total assets                                      $169,074,203   $143,090,980
                                                       ============   ============

Liabilities and Stockholders' Equity

Liabilities
Noninterest-bearing deposits                           $ 18,675,821   $ 16,051,233
Interest-bearing deposits                               134,857,601    112,900,443
                                                       ------------   ------------
     Total deposits                                     153,533,422    128,951,676

Accrued interest payable                                    561,814        627,045
Other liabilities                                           486,365        464,868
                                                       ------------   ------------
     Total liabilities                                  154,581,601    130,043,589
                                                       ------------   ------------

Commitments and contingencies

Stockholders' equity
Common stock, $1.00 par value; 2,500,000 shares
   authorized; 1,225,808 and 1,223,149 shares issued
   in 2001 and 2000, respectively                         1,225,808      1,223,149
Additional paid-in capital                                1,232,129      1,190,621
Retained earnings                                        11,810,766     10,444,997
Accumulated other comprehensive income (loss)               223,899        188,624
                                                       ------------   ------------
     Total stockholders' equity                          14,492,602     13,047,391
                                                       ------------   ------------
     Total liabilities and stockholders' equity        $169,074,203   $143,090,980
                                                       ============   ============

See Notes to Consolidated Financial Statements

================================================================================
Consolidated Statements of Income
Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                              2001          2000         1999
                                          -----------   -----------   ----------
Interest income:
   Loans and fees on loans                $11,048,567   $ 9,756,015   $8,109,899
   Federal funds sold                         341,233       209,136      333,465
   Investment securities:
     Taxable                                  727,769       879,844      758,940
     Exempt from federal income tax           433,188       417,367      388,955
   Deposits with banks                          7,496         8,962        5,678
                                          -----------   -----------   ----------
         Total interest income             12,558,253    11,271,324    9,596,937
                                          -----------   -----------   ----------

Interest expense:
   Deposits                                 5,922,957     5,146,075    4,344,124
                                          -----------   -----------   ----------
         Total interest expense             5,922,957     5,146,075    4,344,124
                                          -----------   -----------   ----------
         Net interest income                6,635,296     6,125,249    5,252,813

Provision for loan losses                     550,000       400,000      400,000
                                          -----------   -----------   ----------
         Net interest income after
           provision for loan losses        6,085,296     5,725,249    4,852,813
                                          -----------   -----------   ----------

Noninterest income:
   Service charges on deposit accounts        423,717       358,452      301,547
   Other service charges and fees             187,251       202,654      198,705
   Net realized gains (losses) on
     sales of securities                        6,000         2,050          697
   Other income                               212,150       126,869      134,342
                                          -----------   -----------   ----------
         Total noninterest income             829,118       690,025      635,291
                                          -----------   -----------   ----------

Noninterest expense:
   Salaries and employee benefits           2,405,825     2,030,590    1,894,829
   Occupancy                                  228,451       191,378      195,633
   Equipment                                  339,546       259,328      276,272
   Foreclosed assets, net                       2,462        11,411       15,424
   Other general and administrative         1,395,634     1,140,979    1,049,649
                                          -----------   -----------   ----------
         Total noninterest expense          4,371,918     3,633,686    3,431,807
                                          -----------   -----------   ----------
         Income before income taxes         2,542,496     2,781,588    2,056,297

Income tax expense                            735,436       808,116      573,862
                                          -----------   -----------   ----------
         Net income                       $ 1,807,060   $ 1,973,472   $1,482,435
                                          ===========   ===========   ==========

Basic earnings per share                  $      1.47   $      1.61   $     1.22
                                          ===========   ===========   ==========
Diluted earnings per share                $      1.47   $      1.61   $     1.22
                                          ===========   ===========   ==========
Weighted average shares outstanding         1,225,799     1,223,043    1,220,000
                                          ===========   ===========   ==========

See Notes to Consolidated Financial Statements

================================================================================
Consolidated Statements of Change in Stockholders' Equity
Year ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                                                                            Accumulated
                                            Common Stock                                       Other
                                       ----------------------                  Retained    Comprehensive
                                         Shares      Amount      Surplus       Earnings    Income (Loss)      Total
                                       ---------   ----------   ----------   -----------   -------------   -----------

Balance, December 31, 1998             1,220,000   $1,220,000   $1,149,785   $ 7,746,561     $ 318,369     $10,434,715

   Comprehensive income
   Net income                                 --           --           --     1,482,435            --       1,482,435
   Net change in unrealized
    depreciation on investment
    securities available for
    sale, net of taxes of $(177,843)          --           --           --            --      (345,223)       (345,223)
                                                                                                           -----------
   Total comprehensive income                                                                                1,137,212

   Dividends declared
     ($.28 per share)                         --           --           --      (341,600)           --        (341,600)
                                       ---------   ----------   ----------   -----------     ---------     -----------
Balance, December 31, 1999             1,220,000    1,220,000    1,149,785     8,887,396       (26,854)     11,230,327

   Comprehensive income
   Net income                                 --           --           --     1,973,472            --       1,973,472
   Net change in unrealized
    appreciation on investment
    securities available for
    sale, net of taxes of $111,004            --           --           --            --       215,478         215,478
                                                                                                           -----------
   Total comprehensive income                                                                                2,188,950

   Dividends declared
     ($.34 per share)                         --           --           --      (415,871)           --        (415,871)
   Stock issued                            3,149        3,149       40,836            --            --          43,985
                                       ---------   ----------   ----------   -----------     ---------     -----------
Balance, December 31, 2000             1,223,149    1,223,149    1,190,621    10,444,997       188,624      13,047,391

   Net income                                 --           --           --     1,807,060            --       1,807,060
   Net change in unrealized
    appreciation on investment
    securities available for
    sale, net of taxes of $18,172             --           --           --            --        35,275          35,275
                                                                                                           -----------
   Total comprehensive income                                                                                1,842,335

   Dividends declared
     ($.36 per share)                         --           --           --      (441,291)           --        (441,291)
   Stock issued                            2,659        2,659       41,508            --            --          44,167
                                       ---------   ----------   ----------   -----------     ---------     -----------
Balance, December 31, 2001             1,225,808   $1,225,808   $1,232,129   $11,810,766     $ 223,899     $14,492,602
                                       =========   ==========   ==========   ===========     =========     ===========

See Notes to Consolidated Financial Statements

================================================================================
Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                                                      2001           2000           1999
                                                                  ------------   ------------   ------------
Cash flows from operating activities:
   Net income                                                     $  1,807,060   $  1,973,472   $  1,482,435
   Adjustments to reconcile net income
     to net cash provided by operations:
       Depreciation and amortization                                   362,722        279,900        297,033
       Provision for loan losses                                       550,000        400,000        400,000
       Deferred income taxes                                           (54,206)       (53,831)        (4,517)
       Net realized (gains) losses on sales of assets                   (6,000)         1,027        (13,025)
       Accretion of discount on securities, net of
         amortization of premiums                                       (1,625)        (2,391)        (3,478)
       Changes in assets and liabilities:
         Accrued income                                                 91,506       (166,371)       (83,407)
         Other assets                                                 (105,805)      (389,669)       (70,564)
         Accrued interest payable                                      (65,231)       212,441         (1,365)
         Other liabilities                                              57,531         59,433         66,775
                                                                  ------------   ------------   ------------
           Net cash provided by operating activities                 2,635,952      2,314,011      2,069,887
                                                                  ------------   ------------   ------------

Cash flows from investing activities:
   Net (increase) decrease in interest-bearing deposits                (31,445)       (35,079)       (19,039)
   Net (increase) decrease in federal funds sold                    (9,872,000)     3,238,000      1,903,000
   Purchases of investment securities                              (18,163,016)    (3,228,682)    (6,432,498)
   Maturities of investment securities                              15,816,000      3,415,000      4,195,000
   Net increase in loans                                            (9,682,492)   (20,127,518)   (10,939,569)
   Purchases of property and equipment, net                         (1,576,156)      (137,336)      (265,774)
   Sales of foreclosed assets                                               --        251,600        742,500
                                                                  ------------   ------------   ------------
           Net cash used in investing activities                   (23,509,109)   (16,624,015)   (10,816,380)
                                                                  ------------   ------------   ------------

Cash flows from financing activities:
   Net increase (decrease) in noninterest-bearing deposits           2,624,588      2,581,606        634,517
   Net increase in interest-bearing deposits                        21,957,158     13,743,324      9,283,104
   Common stock issued                                                  44,167         43,985             --
   Dividends paid                                                     (440,813)      (378,704)      (317,200)
                                                                  ------------   ------------   ------------
           Net cash provided by financing activities                24,185,100     15,990,211      9,600,421
                                                                  ------------   ------------   ------------
           Net increase (decrease) in cash and cash equivalents      3,311,943      1,680,207        853,928

Cash and cash equivalents, beginning                                 5,195,355      3,515,148      2,661,220
                                                                  ------------   ------------   ------------
Cash and cash equivalents, ending                                 $  8,507,298   $  5,195,355   $  3,515,148
                                                                  ============   ============   ============

Supplemental disclosure of cash flow information:
   Interest paid                                                  $  5,988,188   $  4,933,634   $  4,345,489
                                                                  ============   ============   ============
   Taxes paid                                                     $    833,758   $    899,820   $    537,049
                                                                  ============   ============   ============

See Notes to Consolidated Financial Statements

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Botetourt Bankshares, Inc. (the Company) is a Virginia bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Bank of Botetourt (the Bank). The Bank is a Virginia state chartered bank subject to regulation by the Bureau of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank provides full banking services through seven branch offices in Botetourt, Roanoke and Rockbridge counties. The Bank has a wholly-owned subsidiary, Buchanan Service Corporation, which conducts its operations through minority interests in an insurance company, two title insurance companies and as an agent for sale of life and disability insurance.

The accounting and reporting policies of the Company, the Bank and Buchanan Service Corporation follow generally accepted accounting principles and general practices of the financial services industry. Following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and Buchanan Service Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Company's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Company's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

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Notes to Consolidated Financial Statements
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Note 1. Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees and costs are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company's financial position or results of operations.

Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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Notes to Consolidated Financial Statements
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Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:
                                            Years
                                            -----
Buildings and improvements                  10-50
Furniture and equipment                      3-10

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Intangible Assets

Intangible assets consist of deposit base premiums, computer software and other assets which are being amortized over three to fifteen years using the straight-line method. At December 31, 2001 and 2000, computer software less amortization amounted to $81,282 and $66,982, respectively. Intangible assets were classified as other assets on the balance sheet.

Stock-based Compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

Pension and Profit Sharing/Thrift Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes. The Bank also participates in a profit sharing/thrift plan with substantially all employees participating.

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Notes to Consolidated Financial Statements
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Note 1. Organization and Summary of Significant Accounting Policies, continued

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. There were no transfers of financial assets for the years ended December 31, 2001 or 2000.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading. There were no derivatives at December 31, 2001 or 2000.

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

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Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

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Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $3,025,000 and $545,000 for the periods including December 31, 2001 and 2000, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

                                        Amortized    Unrealized   Unrealized      Fair
2001                                      Cost         Gains        Losses        Value
----                                   -----------   ----------   ----------   -----------
Available for sale:
   U.S. Treasury securities            $   980,299    $  8,816     $    174    $   988,941
   U.S. Government agency securities    14,103,344      76,480       80,935     14,098,889
   State and municipal securities        4,384,295      68,725       53,845      4,399,175
   Corporate securities                     50,001     320,174           --        370,175
   Restricted equity securities            338,400          --           --        338,400
                                       -----------    --------     --------    -----------
                                       $19,856,339    $474,195     $134,954    $20,195,580
                                       ===========    ========     ========    ===========

Held to maturity:
   U.S. Government agency securities   $   600,000    $    160     $     --    $   600,160
   State and municipal securities        4,495,748      76,096        1,838      4,570,006
                                       -----------    --------     --------    -----------
                                       $ 5,095,748    $ 76,256     $  1,838    $ 5,170,166
                                       ===========    ========     ========    ===========

2000
----
Available for sale:
   U.S. Treasury securities            $ 2,248,842    $  4,108     $  3,297    $ 2,249,653
   U.S. Government agency securities    10,799,954      19,133       59,728     10,759,359
   State and municipal securities        2,606,259      54,380       11,410      2,649,229
   Corporate securities                     50,001     282,608           --        332,609
   Restricted equity securities            338,400          --           --        338,400
                                       -----------    --------     --------    -----------
                                       $16,043,456    $360,229     $ 74,435    $16,329,250
                                       ===========    ========     ========    ===========

Held to maturity:
   U.S. Government agency securities   $   200,000    $  1,035     $     --    $   201,035
   State and municipal securities        6,353,990      55,694        2,175      6,407,509
                                       -----------    --------     --------    -----------
                                       $ 6,553,990    $ 56,729     $  2,175    $ 6,608,544
                                       ===========    ========     ========    ===========

Investment securities with amortized cost of approximately $1,700,000 at December 31, 2001 and 2000, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 2001, 2000 and 1999 are as follows:

                   2001     2000    1999
                  ------   ------   ----
Realized gains    $6,000   $2,050   $697
Realized losses       --       --     --
                  ------   ------   ----
                  $6,000   $2,050   $697
                  ======   ======   ====

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Notes to Consolidated Financial Statements
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Note 3. Investment Securities, continued

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2001, were as follows:

                                             Available for Sale         Held to Maturity
                                         -------------------------   -----------------------
                                          Amortized       Fair       Amortized      Fair
                                            Cost          Value         Cost        Value
                                         -----------   -----------   ----------   ----------
Due in one year or less                  $ 1,269,919   $ 1,299,427   $1,314,853   $1,325,775
Due after one year through five years     11,536,870    11,553,701    3,192,068    3,251,953
Due after five years through ten years     6,461,149     6,428,335      588,827      592,438
Due after ten years                          250,001       575,717           --           --
Restricted equity securities                 338,400       338,400           --           --
                                         -----------   -----------   ----------   ----------
                                         $19,856,339   $20,195,580   $5,095,748   $5,170,166
                                         ===========   ===========   ==========   ==========

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2001 and 2000 are as follows (in thousands):

                                                       2001            2000
                                                     --------        --------

Commercial                                           $ 17,534        $ 17,483
Real estate:
   Construction and land development                   18,851          15,761
   Residential, 1-4 families                           34,410          33,158
   Residential, 5 or more families                        185             215
   Farmland                                             2,818           1,030
   Nonfarm, nonresidential                             29,020          26,528
Agricultural                                              565             246
Consumer                                               14,146          13,924
Leases                                                    275             211
Other                                                     372             306
                                                     --------        --------
                                                      118,176         108,862

Unearned income                                            (9)            (47)
                                                     --------        --------
                                                      118,167         108,815

Allowance for loan losses                              (1,303)         (1,084)
                                                     --------        --------
                                                     $116,864        $107,731
                                                     ========        ========




Note 5.  Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

                                                         2001          2000           1999
                                                      ----------    ----------      ---------
Balance, beginning                                    $1,083,955    $  893,712      $ 844,141

Provision charged to expense                             550,000       400,000        400,000
Recoveries of amounts charged off
   Commercial, financial and agricultural                  5,119        25,456         18,742
   Real estate, construction                                  --            --             --
   Real estate, mortgage                                      --            --             --
   Installment loans to individuals                       16,377        15,582         19,245
                                                      ----------    ----------      ---------
                                                          21,496        41,038         37,987
                                                      ----------    ----------      ---------
Amounts charged off
   Commercial, financial and agricultural               (128,835)      (99,674)      (243,272)
   Real estate, construction                                  --            --             --
   Real estate, mortgage                                      --        (3,500)       (24,248)
   Installment loans to individuals                     (223,574)     (147,621)      (120,896)
                                                      ----------    ----------      ---------
                                                        (352,409)     (250,795)      (388,416)
                                                      ----------    ----------      ---------
Balance, ending                                       $1,303,042    $1,083,955      $ 893,712
                                                      ==========    ==========      =========

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Notes to Consolidated Financial Statements
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Note 5. Allowance for Loan Losses, continued

The following is a summary of information pertaining to impaired loans at December 31:

                                                                       2001       2000
                                                                     --------   --------
Impaired loans without a valuation allowance                         $176,477   $     --
Impaired loans with a valuation allowance                             125,198    446,848
                                                                     --------   --------
   Total impaired loans                                              $301,675   $446,848
                                                                     ========   ========

Valuation allowance related to impaired loans                        $102,823   $252,840
                                                                     ========   ========

                                                            2001      2000        1999
                                                          --------   --------   --------
Average investment in impaired loans                      $194,060   $385,072   $514,400
                                                          ========   ========   ========
Interest income recognized for the year                   $  8,781   $ 38,114   $  6,907
                                                          ========   ========   ========
Interest income recognized on a cash basis for the year   $  6,002   $ 13,945   $  2,518
                                                          ========   ========   ========

The Company is not committed to lend additional funds to debtors whose loans have been modified.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31 are as follows:

                                   2001         2000
                                ----------   ----------
Land                            $1,014,592   $  301,645
Buildings and improvements       2,595,530    2,287,430
Furniture and equipment          1,745,864    1,353,927
Construction in progress            65,604        6,000
                                ----------   ----------
                                 5,421,590    3,949,002
Less accumulated depreciation    1,581,072    1,321,918
                                ----------   ----------
                                $3,840,518   $2,627,084
                                ==========   ==========

The Bank is leasing one of its branch banking facilities under an operating lease which commenced October 15, 2000 and will expire July 31, 2002. The lease calls for a minimum monthly payment of $794.

The Bank also leases four locations for automated teller machines. These leases commenced February 1, 1996, February 1, 1997, June 1, 2001, and February 12, 1998 and will expire on January 31, 2002, January 31, 2004, December 31, 2002, and February 11, 2002, respectively. Each lease has a term of two years with three options to renew for additional two year terms. Lease payments vary by location and by the number and type of transactions processed.

Aggregate rental expense for 2001 and 2000 was $23,655 and $3,671, respectively.

Future minimum commitments under noncancellable leases are as follows:

         2002                     $ 9,443
         2003                           -
         2004                           -
         2005                           -
         2006                           -
      thereafter                        -
                                  -------
                                  $ 9,443
                                  =======

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Notes to Consolidated Financial Statements
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Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $17,990,743 and $16,136,819, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

   2002                    $45,794,145
   2003                     23,605,947
   2004                      8,928,818
   2005                     11,353,991
   2006                      2,068,788
thereafter                          --
                           -----------
                           $91,751,689
                           ===========

Note 8. Short-Term Debt

The Bank has established various credit facilities to provide additional liquidity if and as needed. At December 31, 2001, these included unsecured lines of credit of approximately $9,415,000 and a secured line of credit of approximately $10,000,000 with correspondent banks. At December 31, 2001 and 2000, and during the years ended, no amounts were outstanding under these arrangements.

Note 9. Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                December 31, 2001     December 31, 2000
                                               -------------------   -------------------
                                               Carrying    Fair      Carrying    Fair
                                                Amount     Value      Amount     Value
                                               --------   --------   --------   --------
Financial assets
   Cash and cash equivalents                   $  8,507   $  8,507   $  5,195   $  5,195
   Interest-bearing deposits with banks             192        192        161        161
   Federal funds sold                            12,260     12,260      2,388      2,388
   Securities, available-for-sale                19,857     19,857     15,991     15,991
   Securities, held to maturity                   5,096      5,170      6,554      6,609
   Restricted equity securities                     338        338        338        338
   Loans, net of allowance for credit losses    116,864    124,051    107,731    106,239

Financial liabilities
   Deposits                                     153,533    157,253    128,952    129,362
   Short-term debt                                   --         --         --         --

Off-balance-sheet assets (liabilities)
   Commitments to extend credit and
      standby letters of credit                      --         --         --         --

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Notes to Consolidated Financial Statements
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Note 10.  Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                                 2001         2000         1999
                                                              ----------   ----------   ----------
Net income (loss) (income available to common shareholders)   $1,807,060   $1,973,472   $1,482,435
                                                              ==========   ==========   ==========
Weighted average common shares outstanding                     1,225,799    1,223,043    1,220,000
Effect of dilutive securities, options                               578          157           --
                                                              ----------   ----------   ----------
Weighted average common shares outstanding, diluted            1,226,377    1,223,200    1,220,000
                                                              ==========   ==========   ==========

Basic earnings per share                                      $    1.47    $     1.61   $     1.22
                                                              =========    ==========   ==========
Diluted earnings per share                                    $    1.47    $     1.61   $     1.22
                                                              =========    ==========   ==========

Note 11. Benefit Plans

Employee Stock Discount Plan

In 1999, the Company adopted an Employee Stock Discount Plan available to all employees who work at least twenty hours per week, more than five months in a calendar year, and who have been employed by the Company for at least one year. The plan provides for elective payroll deductions not to exceed 5% of the employee's annual compensation to be set aside to purchase shares of common stock. Stock purchased by employees under this plan shall be at a cost of 85% of the fair market value of the common stock at the date of the purchase. Up to 15,000 shares have been reserved for this plan.

At December 31, 2001, 4,326 shares had been purchased under the provisions of this plan.

Director Stock Purchase Plan

The Company adopted a Director Stock Purchase Plan in 1999 available to all non-employee directors. The plan provides for a director to elect to receive up to 50% of director fees in shares of common stock. Stock issued under this plan shall be at the market value of the stock on the date of issuance. Up to 5,000 shares have been reserved for this plan.

At December 31, 2001, 1,382 shares had been purchased under the provisions of this plan.

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11.  Benefit Plans, continued

Stock Option Plan

During 1999 the Bank adopted the 1999 Incentive Stock Option Plan (Incentive
Plan) for employees which reserves up to 10,000 shares. Under the terms of the plan, option exercise price shall be set by the Board of Directors at the date of grant, but shall not be less than 100% of the fair market value of the stock on the date of the grant. Options granted under the plan expire no more than 10 years from date of grant and may not be exercised for six months after the date of grant.

                              Available   Granted and
                              For Grant   Outstanding
                              ---------   -----------

Balance, December 31, 1998          --          --

   Plan adopted                 10,000          --
   Granted                      (1,200)      1,200
                                ------       -----
Balance, December 31, 1999       8,800       1,200

   Granted                      (3,900)      3,900
   Exercised                        --        (100)
                                ------       -----
Balance, December 31, 2000       4,900       5,000

   Granted                          --          --
   Exercised                        --          --
                                ------       -----
Balance, December 31, 2001       4,900       5,000
                                ======       =====

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11. Benefit Plans, continued

Additional information relating to the incentive plan is detailed below:

                                                             2001         2000         1999
                                                          ----------   ----------   ----------
Outstanding options at December 31:
   Exercise price, beginning of the year/(1)/             $    20.34   $    18.00   $      n/a
   Exercise price, end of year/(1)/                       $    20.34   $    20.34   $    18.00
   Range of exercise prices
     From                                                 $    18.00   $    18.00   $    18.00
     To                                                   $    21.00   $    21.00   $    18.00
   Remaining contractual life in months/(1)/                     105          117          120

Exercisable options outstanding at December 31:
   Number                                                      5,000        1,200           --
   Exercise price/(1)/                                    $    20.34   $    18.00   $      n/a

Weighted average exercise price of options:
   Granted during the year                                $       --   $    21.00   $    18.00
   Exercised during the year                              $       --   $    18.00   $       --
   Forfeited during the year                              $       --   $       --   $       --
   Expired during the year                                $       --   $       --   $       --

Significant assumptions used in determining fair value
   of options granted:
   Risk-free interest rate                                       n/a         5.25%           6%
   Expected life in years                                        n/a           10           10
   Expected dividends                                            n/a         1.68%        1.70%
   Expected volatility                                           n/a         0.18%        0.21%

Grant-date fair value:
   Options granted during the year                        $       --   $   20,475   $    6,264

Results of operations:
   Compensation cost recognized in income for all
     stock-based compensation awards                      $       --   $       --   $       --
                                                          ==========   ==========   ==========
   Pro forma net income/(2)/                              $1,793,546   $1,969,338   $1,482,435
                                                          ==========   ==========   ==========
   Pro forma earnings per common share/(2)/               $     1.46   $     1.61   $     1.22
                                                          ==========   ==========   ==========

----------
/(1)/ Weighted average

/(2)/ As if the fair value based method prescribed by SFAS No. 123 had been applied

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11.  Benefit Plans, continued

Defined Benefit Pension Plan

The Bank has a qualified noncontributory, Defined Benefit Pension Plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings.

The following is a summary of the plan's funded status as of December 31, 2001 and 2000.

                                                    2001          2000
                                                 ----------    ----------
Change in benefit obligation
Benefit obligation at beginning of year          $1,300,326    $1,230,843
Service cost                                        105,692       103,517
Interest cost                                        97,325        92,114
Actuarial (gain) loss                                50,791        19,669
Benefits paid                                        (7,935)     (145,817)
                                                 ----------    ----------
Benefit obligation at end of year                $1,546,199    $1,300,326
                                                 ==========    ==========

Change in plan assets
Fair value of plan assets at beginning of year   $1,285,813    $1,110,513
Actual return on plan assets                       (261,509)      231,439
Employer contribution                               142,727        89,678
Benefits paid                                        (7,935)     (145,817)
                                                 ----------    ----------
Fair value of plan assets at end of year         $1,159,096    $1,285,813
                                                 ==========    ==========

Change in prepaid (accrued) benefit cost
Prepaid (accrued) benefit cost, beginning        $  (25,583)   $   (9,530)
Contributions                                       142,727        89,678
Pension cost                                        (92,014)     (105,731)
                                                 ----------    ----------
Prepaid (accrued) benefit cost, ending           $   25,130    $  (25,583)
                                                 ==========    ==========

Funded status                                    $ (387,103)   $  (14,513)
Unrecognized transitional net assets                 (5,743)       (6,700)
Unrecognized prior service costs                     15,294        16,824
Unrecognized net actuarial loss                     402,682       (21,194)
                                                 ----------    ----------
Prepaid (accrued) benefit cost                   $   25,130    $  (25,583)
                                                 ==========    ==========

Weighted-average assumptions as of December 31
Discount rate                                           7.5%          7.5%
Expected return on plan assets                          9.0%          9.0%
Rate of compensation increase                           5.0%          5.0%

                                            2001         2000        1999
                                          ---------    --------    --------
Components of net periodic benefit cost
Service cost                              $ 105,692    $103,517    $ 88,149
Interest cost                                97,325      92,114      76,403
Expected return on plan assets             (111,576)    (90,473)    (65,390)
Amortization                                    573         573       3,598
                                          ---------    --------    --------
Net periodic benefit cost                 $  92,014    $105,731    $102,760
                                          =========    ========    ========

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11.  Benefit Plans, continued

Deferred Compensation Plan

Funded deferred compensation plans have been adopted for certain members of the Board of Directors and Executive employees. The corresponding assets and liabilities accounts at December 31, 2001 were valued at $31,449 for the Director Plan and $68,892 for the Executive Plan.

Profit Sharing/Thrift Plan

The Bank also provides a profit sharing/thrift plan for its employees to which contributions are made at the discretion of the Board of Directors. The plan also allows for employee contributions of up to 12% of eligible compensation. The Bank will match up to 50% of the first 6% contributed by the employee. The Bank's contributions to the plan, including their matching portion, amounted to $59,532, $87,638, and $80,839 in 2001, 2000, and 1999, respectively.

Note 12. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

              2001        2000        1999
            --------    --------    --------

Current     $789,642    $861,947    $578,379
Deferred     (54,206)    (53,831)     (4,517)
            --------    --------    --------
            $735,436    $808,116    $573,862
            ========    ========    ========

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

                                   2001         2000         1999
                                ---------    ---------    ---------

Tax at statutory federal rate   $ 864,449    $ 945,740    $ 699,141
Tax exempt interest income       (138,186)    (141,905)    (131,806)
Other                               9,173        4,281        6,527
                                ---------    ---------    ---------
                                $ 735,436    $ 808,116    $ 573,862
                                =========    =========    =========

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2001 and 2000 are summarized as follows:
                                                        2001         2000
                                                     ---------    ---------
Deferred tax assets
   Allowance for loan losses                         $ 300,924    $ 235,622
   Deferred compensation and accrued pension costs      25,572       36,165
                                                     ---------    ---------
       Deferred tax assets                             326,496      271,787
                                                     ---------    ---------
Deferred tax liabilities
   Net unrealized depreciation (appreciation)
     on securities available for sale                 (115,342)     (97,170)
   Depreciation                                        (92,337)     (91,464)
   Accretion of discount on investment securities         (214)        (888)
   Other                                               (17,697)     (17,393)
                                                     ---------    ---------
       Deferred tax liabilities                       (225,590)    (206,915)
                                                     ---------    ---------
       Net deferred tax asset                        $ 100,906    $  64,872
                                                     =========    =========

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 13.  Commitments and Contingencies

Litigation

In the normal course of business the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2001 and 2000 is as follows:

                                   2001          2000
                               -----------   -----------
Commitments to extend credit   $21,158,000   $17,709,000
Standby letters of credit        2,725,000     2,378,000
                               -----------   -----------
                               $23,883,000   $20,087,000
                               ===========   ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Company's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of approximately $2,000,000. Although the Bank has a reasonably diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in and around Botetourt, Roanoke and Rockbridge counties. The Company has a loan concentration relating to construction and land development. Total loans and loan commitments to this industrial group amounted to approximately $17,000,000 at December 31, 2001.

The Company has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14.  Regulatory Restrictions, continued

Capital Requirements, continued

The Company and Bank's actual capital amounts and ratios are also presented in the table (in thousands).

                                                                                     To Be Well
                                                                                  Capitalized Under
                                                         For Capital              Prompt Corrective
                                      Actual          Adequacy Purposes           Action Provisions
                                 ---------------  --------------------------  --------------------------
                                  Amount   Ratio     Amount        Ratio         Amount        Ratio
                                 -------   -----  ------------  ------------  ------------  ------------
December 31, 2001:
   Total Capital
     (to Risk-Weighted Assets)                    greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Consolidated              $15,457   12.6%    $9,776         8.0%         $12,220        10.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $14,294   11.7%    $9,757         8.0%         $12,197        10.0%

   Tier I Capital
     (to Risk-Weighted Assets)
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Consolidated              $14,154   11.6%    $4,888         4.0%         $ 7,332         6.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $12,991   10.7%    $4,879         4.0%         $ 7,318         6.0%
   Tier I Capital
     (to Average Assets)
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Consolidated              $14,154    8.5%    $6,676         4.0%         $ 8,345         5.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $12,991    7.8%    $6,632         4.0%         $ 8,290         5.0%

December 31, 2000:
   Total Capital
     (to Risk-Weighted Assets)
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Consolidated              $13,808   12.7%    $8,676         8.0%         $10,845        10.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $12,687   12.2%    $8,353         8.0%         $10,441        10.0%

  Tier I Capital
     (to Risk-Weighted Assets)
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
      Consolidated               $12,724   11.7%     $4,338         4.0%         $ 6,507         6.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $11,603   11.1%    $4,177         4.0%         $ 6,265         6.0%

   Tier I Capital
     (to Average Assets)
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Consolidated              $12,724    9.1%    $5,599         4.0%         $ 6,998         5.0%
                                                  greater than  greater than  greater than  greater than
                                                  or equal to   or equal to   or equal to   or equal to
       Bank of Botetourt         $11,603    8.4%    $5,555         4.0%         $ 6,943         5.0%

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. At December 31, 2001, the Bank's equity was approximately $11,600,000. The Company's investment in the Bank was approximately $13,300,000. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,300,000 at December 31, 2001. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2001.

Note 15. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2001 and 2000 loan transactions with related parties were as follows:

                         2001          2000
                      -----------    ---------

Balance, beginning    $   519,092    $ 545,924
New loans               5,714,053      314,838
Repayments             (5,204,180)    (341,670)
                      -----------    ---------
Balance, ending       $ 1,028,965    $ 519,092
                      ===========    =========

================================================================================
Stockholder Information
--------------------------------------------------------------------------------

Note 16. Parent Company Financial Information, continued

                              Statements of Income
              For the years ended December 31, 2001, 2000 and 1999

                                                 2001         2000         1999
                                              ----------   ----------   ----------
Income
   Dividends from affiliate bank              $  441,291   $  415,871   $  341,600
   Interest on taxable securities                 26,341           --           --
   Interest on tax exempt securities              32,764       51,826       51,587
   Gain on sale of securities                      2,000        2,000           --
                                              ----------   ----------   ----------
                                                 502,396      469,697      393,187
                                              ----------   ----------   ----------
Expenses
   Operating expenses                             14,631       18,367       35,572
                                              ----------   ----------   ----------
                                                  14,631       18,367       35,572
                                              ----------   ----------   ----------
   Income before tax benefit and equity
      in undistributed income of affiliate       487,765      451,330      357,615

Income tax benefit (expense)                      (5,286)       6,213       13,415
                                              ----------   ----------   ----------
   Income before equity in undistributed
      income of affiliate                        482,479      457,543      371,030

Equity in undistributed income of affiliate    1,324,581    1,515,929    1,111,405
                                              ----------   ----------   ----------
   Net income                                 $1,807,060   $1,973,472   $1,482,435
                                              ==========   ==========   ==========

                            Statements of Cash Flows
              For the years ended December 31, 2001, 2000 and 1999

                                                                       2001          2000          1999
                                                                   -----------   -----------   -----------
Cash flows from operating activities:
   Net income                                                      $ 1,807,060   $ 1,973,472   $ 1,482,435
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Amortization                                                       --         3,906         3,906
         Increase in equity in undistributed income of affiliate    (1,324,581)   (1,515,929)   (1,111,405)
         Increase in dividend receivable from subsidiary                    --       (37,167)      (24,400)
         Net (increase) decrease in other assets                        11,245        16,499       (14,822)
                                                                   -----------   -----------   -----------
            Net cash provided by operating activities                  493,724       440,781       335,714
                                                                   -----------   -----------   -----------

Cash flows from investing activities
   Purchases of investment securities                                 (400,000)           --            --
   Maturities of investment securities                                 275,000            --            --
   Increase in investment in Bank                                      (44,167)      (43,985)           --
                                                                   -----------   -----------   -----------
                                                                      (169,167)      (43,985)           --
                                                                   -----------   -----------   -----------

Cash flows from financing activities:
   Dividends paid                                                     (440,813)     (378,704)     (317,200)
   Common stock issued                                                  44,167        43,985            --
                                                                   -----------   -----------   -----------
            Net cash used by financing activities                     (396,646)     (334,719)     (317,200)
                                                                   -----------   -----------   -----------
            Net increase in cash and due from banks                    (72,089)       62,077        18,514

Cash and cash equivalents, beginning                                   119,764        57,687        39,173
                                                                   -----------   -----------   -----------
Cash and cash equivalents, ending                                  $    47,675   $   119,764   $    57,687
                                                                   ===========   ===========   ===========

                                       71

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     No changes in the Company's independent accountants or disagreements on accounting and financial disclosure required to be reported hereunder have taken place.

Consolidated Balance Sheets
June 30, 2002 and December 31, 2001
--------------------------------------------------------------------------------

                                                                                     June 30,        December 31,
Assets                                                                                 2002              2001
                                                                                  -------------    --------------
 Cash and due from banks                                                          $   7,436,055     $   8,507,298
 Interest-bearing deposits with banks                                                   196,548           192,438
 Federal funds sold                                                                   6,956,000        12,260,000
 Investment securities available for sale                                            28,131,853        19,857,180
 Investment securities held to maturity                                               4,271,336         5,095,748
 Restricted equity securities                                                           396,000           338,400
 Loans, net of allowance for loan losses
   of $1,353,698 at June 30, 2002 and
   $1,303,042 at December 31, 2001                                                  120,472,703       116,863,567
 Property and equipment, net                                                          3,968,282         3,840,518
 Accrued income                                                                       1,122,799         1,042,386
 Foreclosed assets                                                                      170,100            70,000
 Other assets                                                                         1,055,208         1,006,668
                                                                                  -------------     -------------
       Total assets                                                               $ 174,176,884     $ 169,074,203
                                                                                  =============     =============

Liabilities and Stockholders' Equity

Liabilities
 Noninterest-bearing deposits                                                     $  19,973,836     $  18,675,821
 Interest-bearing deposits                                                          138,012,467       134,857,601
                                                                                  -------------     -------------
       Total deposits                                                               157,986,303       153,533,422
 Accrued interest payable                                                               441,511           561,814
 Other liabilities                                                                      198,623           486,365
                                                                                  -------------     -------------
       Total liabilities                                                            158,626,437       154,581,601
                                                                                  -------------     -------------
 Commitments and contingencies

Stockholders' equity
 Common stock, $1.00 par value, 2,500,000
  shares authorized, 1,228,514 issued
  June 30, 2002 and 1,225,808 issued
  December 31, 2001                                                                   1,228,514         1,225,808
 Surplus                                                                              1,281,167         1,232,129
 Retained earnings                                                                   12,583,316        11,810,766
 Accumulated other comprehensive income (loss)                                          457,450           223,899
                                                                                  -------------     -------------
       Total stockholders' equity                                                    15,550,447        14,492,602
                                                                                  -------------     -------------
       Total liabilities and stockholders' equity                                 $ 174,176,884     $ 169,074,203
                                                                                  =============     =============

================================================================================
Consolidated Statements of Income
For the six months ended June 30, 2002 and 2001 (Unaudited)
--------------------------------------------------------------------------------

                                                                Six Months Ended
                                                                    June 30,

                                                                2002          2001
                                                            (Unaudited)   (Unaudited)
                                                            -----------   -----------
Interest income:
   Loans and fees on loans                                  $ 5,020,983   $ 5,592,538
   Federal funds sold                                            73,231       174,743
   Investment securities taxable                                510,314       380,166
   Investment securities exempt
     from federal income tax                                    206,879       230,175
   Deposits with banks                                            1,647         4,575
                                                            -----------   -----------
           Total interest income                              5,813,054     6,382,197
                                                            -----------   -----------

Interest expense:
   Deposits
           Total interest expense                             2,348,662     3,059,474
                                                            -----------   -----------
           Net interest income                                3,464,392     3,322,723

Provision for loan losses                                       375,000       190,000
                                                            -----------   -----------
           Net interest income after provision                3,089,392     3,132,723
                                                            -----------   -----------
Non interest income:
   Service charges on deposit accounts                          201,993       152,651
   Other income                                                 384,830       205,680
                                                            -----------   -----------
           Total non interest income                            586,823       358,331
                                                            -----------   -----------

Noninterest expense:
   Salaries and employee benefits                             1,430,714     1,186,797
   Occupancy and equipment expense                              297,224       237,281
   Other expense                                                711,456       685,145
                                                            -----------   -----------
           Total non interest expense                         2,439,394     2,109,223
                                                            -----------   -----------
           Income before income taxes                         1,236,821     1,381,831

Income tax expense                                              353,705       404,080
                                                            -----------   -----------
           Net income                                       $   883,116   $   977,751
                                                            ===========   ===========

Basic earnings per share                                    $      0.72   $      0.80
                                                            ===========   ===========
Diluted earnings per share                                  $      0.72   $      0.80
                                                            ===========   ===========
Weighted average shares outstanding                           1,228,461     1,225,789
                                                            ===========   ===========

================================================================================
Consolidated Statements of Income
For the six months ended June 30, 2002 and 2001 (unaudited)
--------------------------------------------------------------------------------

                                                         Three Months Ended
                                                              June 30,

                                                         2002          2001
                                                      (Unaudited)   (Unaudited)
                                                      -----------   -----------
Interest income:

   Loans and fees on loans                            $ 2,523,972   $ 2,830,254
   Federal funds sold                                      36,078        96,249
   Investment securities taxable                          279,669       179,749
   Investment securities exempt
     from federal income tax                              101,435       113,717
   Deposits with banks                                        825         2,107
                                                      -----------   -----------
           Total interest income                        2,941,979     3,222,076
                                                      -----------   -----------

Interest expense:
   Deposits                                             1,158,140     1,533,176
                                                      -----------   -----------
           Total interest expense                       1,158,140     1,533,176
                                                      -----------   -----------
           Net interest income                          1,783,839     1,688,900

Provision for loan losses                                 225,000       105,000
                                                      -----------   -----------
           Net interest income after provision          1,558,839     1,583,900
                                                      -----------   -----------

Noninterest income:
   Service charges on deposit accounts                    104,664        74,498
   Other income                                           175,838       108,444
                                                      -----------   -----------
           Total non interest income                      280,502       182,942
                                                      -----------   -----------

Non interest expense:
   Salaries and employee benefits                         685,910       614,175
   Occupancy and equipment expense                        185,786       116,552
   Other expense                                          359,921       375,529
                                                      -----------   -----------
           Total non interest expense                   1,231,617     1,106,256
                                                      -----------   -----------
           Income before income taxes                     607,724       660,586

Income tax expense                                        179,541       194,200
                                                      -----------   -----------
           Net income                                 $   428,183   $   466,386
                                                      ===========   ===========
Basic earnings per share                              $      0.35   $      0.38
                                                      ===========   ===========
Diluted earnings per share                            $      0.35   $      0.38
                                                      ===========   ===========
Weighted average shares outstanding                     1,228,514     1,225,808
                                                      ===========   ===========

Consolidated Statements of Changes in Stockholders' Equity
For the six months ended June 30, 2002 (Unaudited) and the year ended
December 31, 2001 (Audited)
--------------------------------------------------------------------------------

                                                                                 Accumulated
                                                                                    Other
                                                                                Comprehensive
                                   Common Stock                       Retained     Income
                                Shares      Amount      Surplus       Earnings     (Loss)         Total
                              ---------   ----------  -----------   -----------  ----------    -----------
Balance, December 31, 2000    1,223,149   $1,223,149   $1,190,621   $10,444,997  $  188,624    $13,047,391

Comprehensive income
  Net income                         --           --           --     1,807,060          --      1,807,060
  Net change in unrealized
    depreciation on
    investment securities
    available for sale, net
    of income taxes                  --           --           --            --      35,275         35,275
                                                                                               -----------
Total comprehensive income                                                                       1,842,335

  Dividends declared
    ($0.36 per share)                --           --           --      (441,291)         --       (441,291)
  Stock issued                    2,659        2,659       41,508                        --         44,167
                              ---------   ----------   ----------   -----------  ----------    -----------
Balance, December 31, 2001    1,225,808    1,225,808    1,232,129    11,810,766     223,899     14,492,602

Comprehensive income
  Net income                         --           --           --       883,116          --        883,116
  Net change in unrealized
    depreciation on
    investment securities
    available for sale, net
    of income taxes                  --           --           --            --     233,551        233,551
                                                                                               -----------
Total comprehensive income                                                                       1,116,667

  Dividends declared
    ($.09 per share)                 --           --           --      (110,566)         --       (110,566)
  Stock issued                    2,706        2,706       49,038            --          --         51,744
                              ---------   ----------   ----------   -----------  ----------    -----------
Balance, June 30, 2002        1,228,514   $1,228,514   $1,281,167   $12,583,316  $  457,450    $15,550,447
                              =========   ==========   ==========   ===========  ==========    ===========

================================================================================
Consolidated Statements of Cash Flows
For the six months ended June 30, 2002 and 2001 (unaudited)
--------------------------------------------------------------------------------



[GRAPHIC REMOVED HERE]                                                       Six Months
                                                                           Ended June 30,

                                                                       2002              2001
                                                                  ---------------  ----------------
Cash flows from operating activities:
   Net income                                                     $       883,116  $        977,751
   Adjustments to reconcile net income
    to net cash provided by operations:
       Depreciation and amortization                                      199,487           136,305
       Provision for loan losses                                          375,000           190,000
       Deferred income taxes                                              (47,928)          (45,172)
       Net realized (gains) losses on sale of assets                       (2,599)           (4,274)
       Accretion of discount on securities, net of
        amortization of premiums                                           (4,626)             (965)
       Changes in assets and liabilities:
         Accrued income                                                   (80,413)          (50,402)
         Other assets                                                     (57,868)          113,739
         Accrued interest payable                                        (120,303)           44,773
         Other liabilities                                               (360,128)          (76,777)
                                                                  ---------------  ----------------
     Net cash provided by operating activities                            783,738         1,284,978
                                                                  ---------------  ----------------

Cash flows from investing activities:
   Net (increase) decrease in interest-bearing deposits                    (4,110)          (17,142)
   Net (increase) decrease in federal funds sold                        5,304,000        (3,786,000)
   Purchases of investment securities                                 (14,189,370)       (8,027,655)
   Maturities of investment securities                                  7,042,750         8,610,000
   Net increase in loans                                               (3,984,136)       (8,295,157)
   Purchases of property and equipment, net                              (318,074)       (1,108,608)
   Purchase of foreclosed assets                                         (100,100)              125
                                                                  ---------------  ----------------
     Net cash used in investing activities                             (6,249,040)      (12,624,437)
                                                                  ---------------  ----------------

Cash flows from financing activities:
   Net increase (decrease) in noninterest-bearing deposits              1,298,015           906,832
   Net increase (decrease) in interest-bearing deposits                 3,154,866        11,040,992
   Common stock issued                                                     51,744            44,167
   Dividends paid                                                        (110,566)         (220,645)
                                                                  ---------------  ----------------
     Net cash provided by financing activities                          4,394,059        11,771,346
                                                                  ---------------  ----------------
     Net increase (decrease) in cash and cash equivalents              (1,071,243)          431,887

Cash and cash equivalents, beginning                                    8,507,298         5,195,355
                                                                  ---------------  ----------------
Cash and cash equivalents, ending                                 $     7,436,055  $      5,817,255
                                                                  ===============  ================

Supplemental disclosure of cash flow information:
   Interest paid                                                  $     2,348,662  $      3,059,474
                                                                  ===============  ================
   Taxes paid                                                     $       261,144  $        387,078
                                                                  ===============  ================

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.  Organization and Summary of Significant Accounting Policies

Organization

Botetourt Bankshares, Inc., (the Company) was incorporated as a Virginia corporation on January 17, 1997 and is the holding company for Bank of Botetourt (the Bank). The Bank was acquired by the Company on September 30, 1997.

Bank of Botetourt was founded in 1899 and currently serves Botetourt, Roanoke, and Rockbridge Counties and surrounding areas through seven banking offices. As an FDIC-insured, state-chartered bank, the Bank is subject to regulation by the Commonwealth of Virginia's Bureau of Financial Institutions and the Federal Deposit Insurance Corporation. The Company is regulated by the Federal Reserve.

The consolidated financial statements as of June 30, 2002 and for the periods ended June 30, 2002 and 2001 included herein, have been prepared by Botetourt Bankshares, Inc., without audit pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the information furnished in the interim consolidated financial statements reflects all adjustments necessary to present fairly the Company's consolidated financial position, results of operations, changes in stockholders' equity and cash flows for such interim periods. Management believes that all interim period adjustments are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the Company's audited financial statements and the notes thereto as of December 31, 2001, included in the Company's Form 10-K for the fiscal year ended December 31, 2001.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Note 2.  Allowance for Loan Losses

The following is an analysis of the allowance for loan losses for the six months ended June 30.

                                                    2002              2001
                                              ---------------   ---------------
Balance, beginning                            $     1,303,042   $     1,083,955
Provision charged to expense                          375,000           190,000
Recoveries of amounts charged off                      18,302             7,932
Amounts charged off                                  (342,646)         (105,376)
                                              ---------------   ---------------
Balance, ending                               $     1,353,698   $     1,176,511
                                              ===============   ===============

Note 3.  Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

================================================================================
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at June 30, 2002 and 2001 is as follows:

                                                    2002              2001
                                              ---------------  ----------------

Commitments to extend credit                  $    21,726,791  $     19,065,646
                                              ===============  ================
Standby letters of credit                     $     2,483,515  $      2,602,184
                                              ===============  ================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Stand-by letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Item 15.  Financial Statements

     (a) The following financial statements are filed as a part of Item 13 above:

          Independent Auditor's Reports

          Consolidated Balance Sheets as of December 31, 2001 and 2000

          Consolidated Statements of Income for the Years ended December 31, 2001, 2000 and 1999

          Consolidated Statements of Changes in Stockholders' Equity for the Years ended December 31, 2001, 2000 and 1999

          Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999

          Notes to Consolidated Financial Statements

          Consolidated Balance Sheets as of June 30, 2002 (Unaudited) and December 31, 2001 (Audited)

          Consolidated Statements of Income for the Six Months ended June 30, 2002 and 2001 (Unaudited)

          Consolidated Statements of Income for the Three Months ended June 30, 2002 and 2001 (Unaudited)

          Consolidated Statements of Changes in Stockholders' Equity for the Six Months ended June 30, 2002 (Unaudited) and for the Year ended December 31, 2001 (Audited)

          Consolidated Statements of Cash Flows for the Six Months ended June 30, 2002 and 2001 (Unaudited)

          Notes to Consolidated Financial Statements

     (b)  Exhibits

          3.1   Articles of Incorporation

          3.2   Bylaws

          4.1   Specimen Certificate of Registrant's Common Stock

          10.1  Directors Stock Incentive Plan

          10.2  Incentive Stock Option Plan

          10.3  Employee Stock Discount Plan

          10.4  Change in Control Agreement

          10.5  Defined Benefit Plan

          21.1  Subsidiary of Botetourt Bankshares, Inc.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BOTETOURT BANKSHARES, INC.


Date:  September 18, 2002                     By: /s/ H. Watts Steger, III
                                            Name: H. Watts Steger, III
                                           Title: Chairman and
                                                  Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.                  Description

    3.1       Articles of Incorporation

    3.2       Bylaws

    4.1       Specimen Certificate of Registrant's Common Stock

   10.1       Directors Stock Incentive Plan

   10.2       Incentive Stock Option Plan

   10.3       Employee Stock Discount Plan

   10.4       Change in Control Agreement

   10.5       Defined Benefit Plan

   21.1       Subsidiary of Botetourt Bankshares, Inc.